FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

PROVINCE OF NEW BRUNSWICK

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2014

SECURITIES REGISTERED *

(As of close of fiscal year)

Title of Issue N/A	Amounts as to which registration is effective N/A	Names of exchanges on which registered N/A
Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:
JOHN F. PRATO Canadian Consulate General 1251 Avenue of the Americas New York, NY 10020
Copies to:
JASON LEHNER Shearman & Sterling LLP Commerce Court West 199 Bay Street, Suite 4405 Toronto, ON Canada M5L 1E8	LEONARD LEE-WHITE Assistant Deputy Minister Treasury Division Province of New Brunswick P.O. Box 6000 Fredericton, NB Canada E3B 5H1

*The Registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:

(a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

None.

(b) The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.

2. A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to page 31 of Exhibit 99.1 hereto.

(b) External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement needs to be furnished as to intergovernmental debt.)

Reference is made to page 32 of Exhibit 99.1 hereto.

3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to pages 44-47 of Exhibit 99.1 hereto.

4. a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

As at March 31, 2014, the total amount held by or for the account of the registrant was as follows:

Date of Maturity	Interest Rate (%)	Series	Amount Outstanding	Amount Held in Sinking Fund	Date Issued

15 May 2020	9.75	DU	USD 200,000,000	$ 61,335,000	May 1990
1 May 2022	8.75	EI	USD 200,000,000	15,067,000	May 1992
21 Feb. 2017	5.20	GR	USD 500,000,000	-	Feb. 2007
4 Mar. 2016	2.875	GY	CHF 300,000,000	-	Mar. 2009
15 June 2018	2.75	HD	USD 750,000,000	-	June 2011

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

ii

(3) Total amount otherwise outstanding.

Date of Maturity	Interest Rate (%)	Series	Amount Outstanding	Month Issued

May 15, 2020	9.75	DU	USD 138,665,000	May 1990
May 1, 2022	8.75	EI	USD 184,933,000	May 1992
February 21, 2017	5.20	GR	USD 500,000,000	February 2007
March 4, 2016	2.875	GY	CHF 300,000,000	March 2009
June 15, 2018	2.75	HD	USD 750,000,000	June 2011

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

The Province of New Brunswick sinking fund is a general investment type fund. The Provincial Loans Act and in some cases the terms and conditions of the debenture issue specify the minimum rate at which sinking fund installments will be made. Purchases of bonds into the fund are generally discretionary. Many of the bonds purchased into the fund are New Brunswick or New Brunswick guaranteed bonds. The Province is also permitted to buy debt instruments issued or guaranteed by the Government of Canada or any province of Canada and other debt instruments defined by the Provincial Loans Act.

5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

Not applicable.

(b) External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Reference is made to page 44-47 of Exhibit 99.1 hereto.

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 19 to 30 of Exhibit 99.1 hereto.

7. (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

None.

    (b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

iii

This annual report comprises:

(a) Pages numbered ii to vi consecutively.

(b) The following exhibits:

99.1	Current Description of the Province of New Brunswick

99.2	Province of New Brunswick 2014-2015 Budget Excerpt (incorporated by reference to Amendment No.1 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated September 19, 2014.)

99.3

Province of New Brunswick Public Accounts for the fiscal year ended March 31, 2014 Volume 1 Financial Statements (incorporated by reference to Amendment No2 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated December 5, 2014.)

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

iv

signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Fredericton, New Brunswick, Canada on the 19th day of December 2014.

Province of New Brunswick
By: /s/ Leonard Lee-White Leonard Lee-White Assistant Deputy Minister Treasury Division Department of Finance

v

EXHIBIT INDEX

Exhibit Number	Description

99.1	Current Description of the Province of New Brunswick

99.2	Province of New Brunswick 2014-2015 Budget Excerpt (incorporated by reference to Amendment No. 1 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated September 19, 2014)

99.3

Province of New Brunswick Public Accounts for the fiscal year ended March 31, 2014 Volume 1 Financial Statements (incorporated by reference to Amendment No. 2 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated December 5, 2014.)

vi

Exhibit "99.1" Current Province of New Brunswick Description

December 19, 2014

1

Exhibit "99.1" Current Province of New Brunswick Description

All dollar amounts herein are in Canadian dollars unless otherwise specified. On December 18th, 2014 the noon spot exchange rate for United States (U.S.) dollars as reported by the Bank of Canada, expressed in Canadian dollars was $1.1594.

Financial data for the Province of New Brunswick ("New Brunswick" or the "Province") have been rounded. Certain information presented in tabular form may not add to the total presented due to such rounding.

Compound annual rates of growth are computed by using the "geometric average method" which is based on first and last year observations of the variables rather than all observations over the period concerned.

2

Exhibit "99.1" Current Province of New Brunswick Description

MAP OF NEW BRUNSWICK

QUÉBEC
Matapédia
Dalhousie
Campbellton
RESTIGOUCHE
Miscou Island
Île Lamèque
Caraquet
Shippagan
Bathurst
GLOUCESTER
Tracadie
Saint-Quentin
MADAWASKA
Edmundston
Gulf of St. Lawrence
Golfe du St-Laurent
Saint-Léonard
VICTORIA
NORTHUMBERLAND
Van Buren
Grand Falls
Grand-Sault
Chatham
Miramichi
PRINCE EDWARD ISLAND
ÎLE-DU-PRINCE-ÉDOUARD
Plaster Rock
Perth-Andover
Rivière Miramichi River
Richibucto
Presque Isle
KENT
Détroit de Northumberland Strait
CARLETON
Doaktown
Bouctouche
MAINE
(U.S.A.)
(É.-U.)
YORK
SUNBURY
QUEENS
Shediac
Houlton
Woodstock
Minto
Chipman
Moncton
WESTMORLAND
Nackawic
Fredericton
Sackville
Fleuve Saint John River
Oromocto
Amherst
ALBERT
NOVA SCOTIA
NOUVELLE-ÉCOSSE
McAdam
Sussex
Alma
KINGS
ST. JOHN
CHARLOTTE
St. Martins
Saint John
St. Stephen
St. George
Calais
St. Andrews
Deer Island
Bay of Fundy
Baie de Fundy
Campobello Island
Grand Manan Island
NEWFOUNDLAND
TERRE-NEUVE
QUÉBEC
P.E.I.
Î.-P.-É.
ONTARIO
Montréal
Ottawa
NOVA SCOTIA
NOUVELLE-ÉCOSSE
Toronto
U.S.A.
É.-U.
Boston
New York

3

Exhibit "99.1" Current Province of New Brunswick Description

SUMMARY OF ECONOMIC AND FINANCIAL INFORMATION FOR NEW BRUNSWICK

The following summary information is qualified in its entirety by the information contained herein:

	Year Ended December 31,
						CAGR[1] %
	2009	2010	2011	2012	2013	2009-2013
	(In millions of dollars where applicable)
Economy
Gross Domestic Product (GDP) at market prices	28,825	30,082	31,409	31,751	31,900	2.6%
Household income	24,499	25,211	26,190	26,943	27,485	2.9%
Retail trade	10,093.9	10,594.7	11,103.3	11,027.6	11,107.4	2.4%
Manufacturing sales	14,332.7	17,297.3	19,907.6	19,609.0	20,313.9	9.1%
Foreign commodity exports	9,825.2	12,665.8	14,789.7	14,790.9	14,460.0	10.1%
Population at July 1 (in thousands)	750.0	753.0	755.5	756.8	755.6	0.2%
Employment	359.5	356.1	352.0	351.4	351.2	-0.6%
Unemployment rate	8.8%	9.3%	9.5%	10.2%	10.4%	--
Change in Consumer Price Index	0.3%	2.1%	3.5%	1.7%	0.8%	--
Change in Real GDP	-1.1%	2.0%	0.6%	-0.4%	-0.5%	--

Source Statistics Canada: numbers are subject to adjustment
[1]Compound annual growth rate

	Year Ending March 31,
	2011	2012	2013	2014	Budget Estimates 2015
	(In millions of dollars)
Government Finance
Ordinary Account (Surplus) Deficit	515.1	170.5	558.4	410.9	242.3
Net Capital Expenditure	857.3	488.1	689.2	405.3	541.4
(Surplus) Deficit on Special Purpose Account	(0.7)	(3.1)	(2.7)	7.7	7.6
(Surplus) Deficit on Special Operating Agency	(17.3)	(2.0)	(5.4)	(34.9)	(12.3)
Earnings from Sinking Fund	(223.5)	(225.6)	(220.7)	(204.5)	(195.7)
Accounting adjustments on consolidation	(40.9)	(2.4)	(60.0)	(73.9)	-
TCA Ordinary Expense	-	-	-	-	(52.6)
Increase (Decrease) in Net Debt	1,078.9	425.4	958.8	510.6	530.7
Adjustments related to non-financial assets	(461.6)	(180.6)	(451.3)	(11.9)	(139.6)
Annual (Surplus) Deficit	617.2	244.8	507.5	498.7	391.1

4

Exhibit "99.1" Current Province of New Brunswick Description

	Year Ended March 31,

	2010	2011	2012	2013	2014
	(In millions of dollars unless indicated)

Provincial Purpose Funded Debt [1]
Gross Provincial Purpose Funded Debt	10,470.2	11,986.4	12,852.4	13,438.3	14,093.6
Less Sinking Funds	4,192.9	4,341.4	4,237.0	3,955.8	3,883.9
Net Provincial Purpose Funded Debt	6,277.3	7,645.0	8,615.4	9,482.5	10,209.7

As a Percent of GDP	21.8	25.4	27.5	30.1	32.2

	Year Ended March 31,

	2010	2011	2012	2013	2014
	(In millions of dollars)

Funded Debt Used for Advances to NB Power[2]
Gross Advances	4,177.1	4,217.1	4,662.3	4,654.6	4,685.4
Less Sinking Funds	415.4	364.1	393.1	378.2	376.4
Net Advances	3,761.7	3,853.0	4,269.2	4,276.4	4,309.0

	Year Ended March 31,

	2010	2011	2012	2013	2014
	(In millions of dollars)

Contingent Liabilities	90.1	92.1	49.1	46.8	54.3

[1] Foreign currency issues are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.

[2] Foreign currency issues are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange.

5

Exhibit "99.1" Current Province of New Brunswick Description

GENERAL INFORMATION

Introduction

New Brunswick (“New Brunswick” or the “Province”) is located on the eastern seaboard of Canada and is one of the four Atlantic provinces.  New Brunswick has a total area of 28,355 square miles of which about 12,877 square miles is Crown land owned by the Province.  The St. John River flows for a distance of over 300 miles through the Province to its mouth on the Bay of Fundy.  The Province's population is concentrated principally in the valleys of the St. John and other rivers.

A large part of New Brunswick is covered by forests which constitute a major natural resource.  Other natural resources include fish and shellfish, farmland and base metals, coal, potash, limestone and other minerals.  The location of the Province provides the advantage of cost effective water transportation for its products to export markets in the eastern U.S., Great Britain and Western Europe.  Saint John, New Brunswick’s largest city, located at the mouth of the St. John River on the Bay of Fundy, is home to one of North America’s largest oil refineries and is one of the two principal seaports in eastern Canada that remain open throughout the year.  Consequently, some Canadian shipping, which would otherwise pass through the St. Lawrence River, is diverted to the Saint John port during the winter months.

According to Statistics Canada, the population of the Province on July 1, 2014 was estimated at 753,914.  The three largest urban areas of New Brunswick and their respective populations based on 2011 census figures are Moncton (138,644), Saint John (127,761) and Fredericton (94,268), the capital of the Province.

Government

Canada consists of a federation of provinces and federal territories with a constitutional division of powers between the federal and provincial governments established by the Constitution Act, 1867 and the Constitution Act, 1982. Under these Acts the provinces are assigned jurisdiction over health, social services, education, municipal institutions, property and civil rights, natural resources and other matters of purely private or local concern. The Parliament of Canada has jurisdiction over all areas not assigned exclusively to the provincial legislatures, including such matters as the federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defense, the postal services, railways and navigation, and employment insurance.

The Constitution Act, 1982 provides for enlarged provincial jurisdiction over, and taxation of, certain natural resources and electrical energy, a Charter of Rights and Freedoms, including language rights, the principles of the reduction of regional economic disparities and the making of fiscal equalization payments to certain provinces by the Government of Canada, and for the amendment of the constitution in Canada. Each province owns mineral and other resources on its provincial Crown Lands and may own sub-surface resources on its other lands.

The executive power in New Brunswick is vested in the Lieutenant-Governor acting on the advice of the Executive Council. The Executive Council is responsible to the Legislative Assembly. The Lieutenant-Governor, who is the representative of the Queen, is appointed by the Governor-General of Canada in Council on the recommendation of the Prime Minister of Canada. The current Lieutenant-Governor is the Honourable Jocelyne Roy-Vienneau. Members of the Executive Council are appointed by the Lieutenant-Governor on the nomination of the Premier from members of the Legislative Assembly. There are presently 13 members of the Executive Council, including the Premier, the Honourable Brian Gallant.

Legislative power is exercised by the Legislative Assembly and legislation becomes effective upon the assent of the Lieutenant-Governor unless otherwise specified in the legislation. The Legislative Assembly is elected for a term of four years and may be dissolved at any time by the Lieutenant-Governor. The Electoral Boundaries and Representation Commission acting under the Electoral Boundaries and Representation Act filed its report in June of 2014 which saw the number of seats in the Legislative Assembly reduced from 55 to 49. The last provincial general election was held on September 22, 2014, in which the Liberal Party defeated the Progressive Conservative Party. Of the 49 seats in the Legislative Assembly, 26 are currently held by the Liberal Party, 22 are held by the Progressive Conservative Party and 1 is held by the Green Party. Subject to the Legislative Assembly Act, the next provincial general election will be held on September 24, 2018 and thereafter on the fourth Monday in September in the fourth calendar year following the most recently held provincial general election.

6

Exhibit "99.1" Current Province of New Brunswick Description

International Trade Agreements

The Canada-U.S. Free Trade Agreement (“FTA”) and the successor North American Free Trade Agreement (“NAFTA”) have provided the Province of New Brunswick with an extraordinary advantage in the U.S. market. Even as the U.S. implements more regional/bilateral free trade agreements, which have tended to erode this exclusive relationship, the United States remains Canada and New Brunswick’s number one export market.

On February 12, 2010, Canada and the United States signed the Canada-U.S. Agreement on Procurement (“CUSPA”) which includes for the first time provincial and territorial procurement commitments under the World Trade Organization’s (“WTO”) Government Procurement Agreement (“GPA”). Negotiations to modernize the WTO’s GPA and to expand market access opportunities for the parties to this agreement, including the Provinces and Territories of Canada, were successfully concluded in December 2011. The revised GPA entered into force on 6 April 2014, some two years after the Protocol amending the Agreement was originally adopted. The parties to the revised GPA anticipate seeing gains in market access of an estimated US$ 80 billion to US$ 100 billion annually for their businesses. Canadian suppliers are guaranteed, non-discriminatory access to opportunities in the government procurement markets of Liechtenstein, Norway, Canada, Chinese Taipei, the United States, Hong Kong (China), the European Union, Iceland, Singapore, Israel and Japan.

The World Trade Organization (“WTO”) remains the cornerstone of Canadian trade policy and New Brunswick maintains its support for Canada’s position on the negotiating framework for the Doha Development Round and for the WTO as an institution. The Province participates actively on federal/provincial committees concerned with implementation, dispute settlement and negotiation aspects of international trade and investment agreements.

However as negotiations in the multilateral WTO have lagged in recent years, the Government of Canada has become more aggressive with its regional free trade agenda. In less than six years, Canada has concluded free trade agreements with ten countries: Colombia, Honduras, Jordan, Panama, Peru, the European Free Trade Association (member states of Iceland, Liechtenstein, Norway and Switzerland) and most recently with South Korea. Bilateral free trade negotiations are ongoing with India, Japan as well as with the Caribbean Community, the Dominican Republic and several Central America countries, as well as with Morocco, Singapore and the Ukraine.

Canada formally joined the Trans-Pacific Partnership (TPP) trade negotiations on October 9, 2012. The Trans Pacific Partnership is a trade agreement under negotiation by 12 countries: Australia, Brunei, Chile, Malaysia, New Zealand, Peru, Singapore, the United States, Vietnam, Canada, Mexico and Japan. The Asia-Pacific region accounts for 56 percent of global GDP and includes some of the fastest growing markets. It is in Canada’s interest to strengthen its trade and investment relationships in the region.

Canada and the European Union (“EU”) undertook an economic study in 2008 which predicted that liberalizing trade in goods and services could potentially bring a 20% boost to bilateral trade and Gross Domestic Product (“GDP”) gains of up to $12 billion (or €8.2 billion) for Canada by 2014. On May 6, 2009, the Prime Minister, the European Union President and the European Commission President announced the formal launch of negotiations on the Comprehensive Economic and Trade Agreement (“CETA”). The first round of CETA negotiations took place in Ottawa in October, 2009 with the governments of the Canadian Provinces and Territories taking an active role in international trade negotiations for the first time. The Governments of Canada and the European Union reached an “agreement in principle” in the CETA negotiations on October 18th 2013, and on September 26, 2014 Canadian and EU leaders signed a declaration marking the official end of negotiations. Following translation and legal scrub the Agreement is expected to enter into force sometime in 2015.

On Sept 12, 2006, Canada and the U.S. signed the Softwood Lumber Agreement (“SLA”) which excluded Atlantic Canada from the “export measures”, not the terms of the SLA overall. In January of 2012, Canada and the United States agreed to a two-year extension of the SLA from its original seven years, ending in 2013, to October, 2015. Since the SLA came into force on October 12, 2006, all softwood lumber of Atlantic origin have continued to enter the U.S. duty free, export tax free and with no quota restrictions.

7

Exhibit "99.1" Current Province of New Brunswick Description

THE ECONOMY

Economic Update 2014 to date

Economic activity in New Brunswick was much as expected during the first three quarters of 2014. Through the first 9 months, employment was up by 0.5% (+1,850 jobs) compared to the first 9 months of 2013, as full-time job gains (+1.2%) were sufficient to offset part-time job losses (-2.7%). Wages and salaries have grown by less than 1.0% and trailed the national growth rate. Consumer spending has continued to build on the upward momentum displayed over the second half of 2013. Declines in Durable goods manufacturing industries have led to manufacturing sector sales posting weaker results that in 2013. Gains in wood product manufacturing have not been sufficient to offset the overall decline in manufacturing, which is largely as a result of scheduled maintenance work at the petroleum refinery in Saint John. Temporary factors also lead to weakness in exports, however the export of forest products continue to show steady growth. Housing starts in the province’s urban centres were down 13% over year earlier levels, with a slow-down in both single-unit construction and multi-unit construction. Consumer inflation in the province averaged 1.6%, below the national growth rate of 1.9%.

Developments in 2013

The Canadian economy saw economic activity expand in 2013 as real GDP grew by 2.0%, from 1.9% in 2012. Weakness in business investment and government expenditures was offset by gains made by consumer spending and net trade. All provinces were adversely affected by fiscal restraint on the part of governments in 2013. However, jurisdictions with the strongest ties to commodity markets fared better than others.

According to Statistics Canada, the New Brunswick economy contracted by 0.5% in 2013, due largely to weakness in investment. Goods-producing industries fell 3.2%, with declines primarily in mining and quarrying, and construction. The output of service industries increased by 0.2% in 2013, mainly as a result of gains in wholesale trade, real estate and rental and leasing, as well as in finance and insurance.

Consumer spending in the province improved as 2013 progressed, with retail sales ending the year up 0.7% from 2012. Employment declined by 0.1% (-200 jobs) in 2013 but the drop was not as pronounced as that observed in each of the previous three years. The increase in part-time jobs (+3.4%) was not sufficient to offset the decline in full-time jobs (-0.7%).

Export sales declined by 2.2% in 2013. A significant amount of the decline was attributable to the closure of the Brunswick Mine, the impact of which materialised through a decline of 26.0% (-$145.1 million) in metal ores and non-metallic minerals exports. Weaker-than expected economic expansion in the US also limited overall export growth to some degree.

Manufacturing sales grew by 3.6%, in 2013, following a marginal decline in 2012. Robust growth was observed in both non-durable and durable goods industries. Wood product manufacturing saw the most pronounced growth as sales rose by 12.1% over the previous year.

Investment levels in the province declined in 2013. Investment from the private sector decreased 7.2%, led by declines in arts, entertainment and recreation (-66.4%), utilities (-47.6%) and agriculture, forestry, fishing and hunting
(-14.3%). Public investment fell 29.3% as all levels of government saw capital expenditures drop.

Housing starts were down 13.8% for the year, with declines in both single-unit construction and multi-unit construction. Non-residential investment fell 0.8% in 2013 due to significant declines from industrial investment and commercial investment.

Inflation was relatively muted in 2013, with CPI growing by 0.8%. This was consistent with national growth of 0.9%. Growth was led by clothing and footwear (+3.4%), alcoholic beverages and tobacco products (+3.0%) and household operations, furnishings and equipment (+2.2%), while price declines were recorded in health and personal care (-2.8% and recreation, education and reading (-0.7%).

Economic Activity

In 2013, the nominal value of New Brunswick’s GDP was estimated at $31,900 million in current prices or $42,216 per capita. Over the 2009 to 2013 period, GDP at market prices grew at a compound annual growth rate of 2.6%, below the national growth rate of 4.8%.

8

Exhibit "99.1" Current Province of New Brunswick Description

On an industry basis, comparing 2009 and 2013, the real GDP from goods producing industries declined by 0.9%. The real GDP of service producing industries recorded a compound annual growth rate of 0.7% during that same period.

The gross value of manufacturing sales increased at a compound annual growth rate of 9.1% (in current prices) over the 2009 to 2013 period, while foreign exports of commodities rose at a compound annual growth rate of 10.1% (in current prices).

Household income has increased from $24,499 million in 2009 to $27,485 million in 2013 (in current prices), implying a compound annual growth rate of 2.9%. On a per capita basis, household income increased from $32,667 to $36,373 (in current prices) over the same period, growing at a compound annual growth rate of 2.7%. Retail trade for New Brunswick increased at a compound annual growth rate of 2.4% (in current prices) over the same period.

The following table sets forth selected indices of economic activity for New Brunswick and for Canada as a whole.

Selected Economic Indicators

	Year Ended December 31,
						CAGR1%
	2009	2010	2011	2012	2013	2009-2013
	(In millions of dollars unless otherwise indicated)
Gross domestic product, income-based
New Brunswick	28,825	30,082	31,409	31,751	31,900	2.6%
Canada	1,567,007	1,662,757	1,770,014	1,831,228	1,893,759	4.8%
Gross domestic product, chained (2007) dollars
New Brunswick	27,811	28,381	28,543	28,426	28,272	0.4%
Canada	1,541,348	1,593,357	1,640,522	1,672,067	1,705,567	2.6%
Household income
New Brunswick	24,499	25,211	26,190	26,943	27,485	2.9%
Canada	1,261,723	1,301,618	1,364,218	1,424,297	1,477,408	4.0%
Household income per capita ($ thousands)
New Brunswick	32,667	33,479	34,664	35,600	36,373	2.7%
Canada	37,519	38,277	39,724	40,984	42,026	2.9%
Per capita Gross Domestic Product (Income-based; dollars)
New Brunswick	38,436	39,947	41,572	41,953	42,216	2.4%
Canada	46,597	48,897	51,540	52,694	53,870	3.7%
Private and public investment	5,916	6,192	6,378	5,273	4,517	-6.5%
Retail trade	10,094	10,595	11,103	11,028	11,107	2.4%
Manufacturing sales	14,333	17,297	19,908	19,609	20,314	9.1%
Foreign commodity exports	9,825	12,666	14,790	14,791	14,460	10.1%
Change in Consumer Price Index
New Brunswick	0.3%	2.1%	3.5%	1.7%	0.8%	-
Canada	0.3%	1.8%	2.9%	1.5%	0.9%	-
Unemployment rate
New Brunswick	8.8%	9.3%	9.5%	10.2%	10.4%	-
Canada	8.3%	8.0%	7.4%	7.2%	7.1%	-
[1]Compound annual growth rate
Source: Statistics Canada

9

Exhibit "99.1" Current Province of New Brunswick Description

Structure of the Economy

Contributions from natural resources (especially forestry related industries) to the New Brunswick economy have stabilized in the last few years following a steady decline over the 2005 to 2009 period. During the 2009 to 2013 period service-producing industries accounted for 75.2% of total real GDP, while goods-producing industries accounted for 24.8%. Growth from the goods-producing industries has been declining since 2010 and this coincides with the winding-down of significant public sector construction projects, as well as the closure of the province’s largest base metal mine.

The following table shows real GDP by industry in New Brunswick for the years 2009 to 2013, valued in chained 2007 dollars.

Real Gross Domestic Product at basic prices, by Industry

	For Year Ended December 31,
						CAGR[1] %
	2009	2010	2011	2012	2013	2009-2013
	(In millions of chained 2007 dollars)
Goods-Producing Industries
Agriculture, forestry, fishing and hunting	639.7	708.6	659.3	711.7	710.9	2.7%
Mining and oil and gas extraction	576.6	643.0	635.8	551.9	393.2	-9.1%
Utilities	821.4	802.4	787.7	745.6	949.9	3.7%
Construction	1,682.0	1,614.0	1,675.1	1,511.9	1,260.9	-7.0%
Manufacturing	2,682.9	2,888.6	2,892.4	2,923.3	3,007.9	2.9%
Total Goods-producing Industries	6,406.8	6,637.5	6,643.8	6,392.6	6,189.9	-0.9%
Service-Producing Industries
Wholesale trade	1,305.8	1,284.0	1,168.5	1,156.0	1,181.8	-2.5%
Retail trade	1,869.2	1,932.1	1,926.4	1,906.7	1,926.2	0.8%
Transportation and warehousing	1,191.9	1,252.1	1,238.1	1,223.5	1,209.8	0.4%
Information and cultural industries	784.2	798.1	810.4	816.6	822.7	1.2%
Finance and insurance	1,307.9	1,328.9	1,370.6	1,400.6	1,422.9	2.1%
Real estate and renting and leasing	2,960.5	3,050.9	3,151.8	3,236.4	3,308.2	2.8%
Professional, scientific and technical services	806.2	808.0	840.8	868.2	853.9	1.4%
Management of companies and enterprises	130.7	128.4	136.4	140.4	130.0	-0.1%
Administrative and support, waste management and remediation services	1,030.5	991.5	969.8	959.3	912.6	-3.0%
Educational services	1,598.0	1,616.1	1,615.6	1,614.6	1,606.8	0.1%
Health care and social assistance	2,253.5	2,273.1	2,298.6	2,316.8	2,352.4	1.1%
Arts, entertainment and recreation	123.0	124.3	126.2	128.2	129.6	1.3%
Accommodation and food services	556.5	550.2	549.7	551.1	556.1	0.0%
Other services (except public administration)	508.4	499.6	510.4	498.2	503.8	-0.2%
Public administration	2,900.8	2,984.4	2,986.5	2,977.7	2,925.5	0.2%
Total Service-producing Industries	19,324.1	19,616.1	19,712.5	19,806.3	19,851.9	0.7%

Total Real Domestic Product	25,755.2	6,275.6	26,378.0	26,222.5	26,072.8	0.3%
Source: Statistics Canada
Totals may not add up due to the adoption of the chain Fisher deflation methodology
[1] Compound Annual Growth Rate

10

Exhibit "99.1" Current Province of New Brunswick Description

Primary Industries

Mining.

New Brunswick is a major Canadian producer of potash and peat. Other locally produced minerals include salt, limestone, marl, silica, oil and natural gas. In 2013, the overall value of mineral production was estimated at $656 million, a 43.2% decrease compared to 2012. Much of the loss is due to declining metallic mineral production, which fell by 68.5%, mainly as a result the closure of Xstrata’s Brunswick mine in northern New Brunswick. The mine was the province’s largest lead-zinc-copper producer. Non-metallic mineral production also fell, by an estimated 7.9%. This was mainly due to declining potash production, stemming from disruptions in the international potash markets.

The majority of the $2.2 billion expansion of Potash Corp. of Saskatchewan’s Picadilly potash mine (adjacent to its existing operation near Sussex) was wrapped-up in 2013, with some carry-over into 2014. Production is expected to commence in the fourth quarter of 2014. The operation will replace employment losses from the winding-down of the company’s current operations at the adjacent Penobsquis mine.

Trevali Mining Corporation’s Caribou Mine is expected to re-open during the first half of 2015. The mine will produce zinc, lead, silver, copper and gold, over a lifetime of approximately 6 years. This will partially offset the output lost from the closure of Xstrata’s Brunswick mine. Operations are expected to maintain employment of between 250-300 employees.

Construction of Northcliff Resources’ Sisson Brook tungsten and molybdenum mine is expected to contribute to employment growth over the 2015-2017 period, should the project receive the necessary regulatory approval. The mine, which is expected to be the largest producer of tungsten, outside of China, will operate over a 27-year lifetime and will directly employ several hundred. The project is pending regulatory approval.

Mineral Production

	Year Ended December 31,

	2009	2010	2011	2012	2013p
	(In millions of dollars)
Metallic Minerals	768.2	766.3	840.8	673.7	212.1
Non-metallic minerals	n/d	444.3	494.2	482.2	444.1
Coal	n/d	-	-	-	1.0
Total	1,100.4	1,210.5	1,334.9	1,155.8	656.1

p – preliminary n/d - not disclosed
Source: Natural Resources Canada

Forestry

Approximately 83.5% of the land area of New Brunswick is forested and roughly one-half of the forested land is owned by the Province as Crown land. Nearly all Crown land is subject to timber licenses or harvest agreements. Harvest activities on Crown land generated $74.1 million in Crown royalties for the fiscal year ended March 31, 2014. The Province received $72.3 million of these royalties from Licensee and Sub-licensee harvest activities and $1.8 million was forwarded to New Brunswick First Nation Communities in accordance and in association with First Nation harvesting activities.

The following table sets forth the most recently published estimates of forest production in New Brunswick for the years 2009 through 2013.

11

Exhibit "99.1" Current Province of New Brunswick Description

Forest Production

	Year Ended December 31,

	2009	2010	2011	2012	2013
	(In thousands of cubic metres)
Logs and Bolts	5,187	3,432	4,394	4,395	4,416
Pulpwood	3,677	4,423	4,790	4,800	4,700
Other (industrial roundwood)	n/d	n/d	1	2	19
Fuelwood	49	63	34	35	321
Total	8,914	7,919	9,219	9,232	9,456

Source: National Forestry Database
Note: Due to incomplete details, totals may not always agree.

Agriculture

On May 10, 2011, the 2011 Census of Agriculture counted 2,611 farms in New Brunswick, down from 2,776 farms (or a 5.9% decrease) in 2006. There were 3,470 farm operators in 2011, a 6.2% decline from 2006, and their average age increased from 52.8 years to 55.5 years over the five year period. Total farm area in New Brunswick decreased 4.0% between 2006 and 2011, to 937,829 acres in 2011. However, the average area per farm increased, to 359 acres in 2011 from 352 acres in 2006.

New Brunswick’s total fruit area rose 23.5% from 2006, to 29,851 acres in 2011. The increase was driven by the expansion of both blueberry and cranberry areas. The province ranked second in Canada for total number of maple taps with 1.9 million taps in 2011, an increase of 11.4% from 2006. Hay farms accounted for 15.5% of all farms in New Brunswick in 2011, followed by fruit and tree-nut operations (14.5%), beef farms (13.7%) and dairy farms (8.7%).

Total farm cash receipts in the Province were $569.6 million in 2013, up 5.7% from the previous year. Crop receipts were up 14.0%, while livestock receipts were up 2.7%.

Fishing

New Brunswick is now the largest exporter of fish and seafood products in the country, with an estimated $973.4 million in export sales in 2012. Lobster, crab, herring, shrimp, scallops, and sea urchin have been the species most important to the primary fishing industry, accounting for 93.3% of the value of landings, and estimated at $199.0 million in 2012. This is a 13.6% increase from the $175.2 million in 2011, with the value of shellfish landings (largely lobster and crab) up 11.0% . New methods of processing and marketing frozen and pre-cooked fish and shellfish have expanded market opportunities and increased the competitiveness of the industry.

Aquaculture

New Brunswick aquaculture production ranked second in the country behind only British Columbia in 2012. Salmon farming accounts for the majority of activity, representing approximately 97% of the sector’s value. Sales of New Brunswick aquaculture products and services increased by an estimated 33.7% from 2011 levels, to $191.6 million in 2012.

Secondary Industries

Manufacturing

New Brunswick manufacturers reported sales of $20,314 million in 2013, representing a modest increase of 3.6%, after declining by 1.5% in 2012. However, growth in sales is still well below the pace set from 2009-2011, which saw sales climb by 38.9%.

12

Exhibit "99.1" Current Province of New Brunswick Description

Sales of non-durable goods, which represent over 85% of the total, increased by 3.0% while durable goods increased by 7.4%. Manufacturing sales for Canada increased 0.3%. The manufacturing sector represents slightly more than 10% of provincial GDP.

Manufacturing employment decreased by 900 to 28,800 in 2013.

The table below sets forth the leading industrial groups in New Brunswick’s manufacturing sector, according to gross selling value of factory sales, for the years 2009 through 2013.

Gross Selling Value of Factory Sales

	Year Ended December 31,
						CAGR1%
	2009	2010	2011	2012	2013	2009-2013
Industry	(In millions of dollars)
Non-durable product manufacturing	12,010.8	14,455.1	17,044.9	16,786.0	17,282.9	9.5%
Durable product manufacturing	2,321.9	2,842.2	2,862.8	2,823.0	3,031.0	6.9%
Total	14,332.7	17,297.3	19,907.6	19,609.0	20,313.9	9.1%

[1]Compound annual growth rate
Source: Statistics Canada

Construction

The construction industry in New Brunswick experienced a difficult year in 2013, as private investment levels were down from the previous year. Employment in the construction industry increased by 14.5%, while real GDP declined by 15.8%. Construction industry activity represented approximately 5% of provincial GDP.

Service Industries

Trade

New Brunswick’s retail trade surpassed $11 billion for the third consecutive year, in 2013, posting an increase of 0.7% over prior year levels. This industry accounts for nearly 8% of provincial GDP. Higher sales were reported in seven of 11 subsectors, led by sporting goods, hobby, book and music stores (+9.1%). Provincial employment was 43,800 in 2013, down 1.8% from 44,600 the previous year. Average weekly earnings declined by 3.6% in 2013.

Wholesale trade, which accounts for 5% of provincial GDP, posted an increase of 0.8% over prior year levels. Provincial employment was 10,800 in 2013, up 11.3% from 9,700 the previous year. Average weekly earnings increased by 3.5% in 2013.

Transportation

Transportation and warehousing employment increased by 4.0% (+700 jobs), to 18,000, in 2013. The greatest gains were observed in postal service transportation (+800), transit and ground passenger transportation (+700) and air transportation (+500). This sector represents over 4% of provincial GDP.

Cargo tonnage at the port of Saint John increased by 2.4% in 2013. The number of cruise ship passengers decreased by 11.3%, to 166,616, while the number of calls declined by 14.7%, to 64. Airports serving the three largest centres reported an increase of 6.0% in the number of passengers.

Communications and Technology

Employment in the information and communication technologies sector (ICT) decreased by approximately 1000 in 2013. Employment losses were observed in wired telecommunications carriers, as well as in computer systems design. ICT accounts for over 3.5% of provincial GDP. The customer contact sector reports nearly 100 sites that employ approximately 16,000 people throughout the province.

13

Exhibit "99.1" Current Province of New Brunswick Description

Tourism

In 2013, employment for accommodation and food services in New Brunswick increased by nearly 500, to 22,900, while average weekly earnings in the industry declined by 2.2%. Regarding tourism, New Brunswick saw a slight decline in visits of one or more nights in 2013 from 2012 (-0.9%), while visitor spending increased by 1.4% (through an increase in travel prices). The tourism sector represents approximately 2.0% of provincial GDP.

Foreign Trade

Trade

	Year Ended December 31,

	2009	2010	2011	2012	2013
	(In millions of dollars unless otherwise indicated)
Exports of Goods and Services	20,669	23,805	26,618	27,064	26,979
Exports to other countries	11,153	13,228	14,626	15,174	15,086
Exports of goods to other countries	10,301	12,338	13,662	14,119	14,007
Exports of services to other countries	852	890	964	1,055	1,079
Exports to other provinces	9,516	10,577	11,992	11,890	11,893
Exports of goods to other provinces	5,155	6,209	7,489	7,370	7,325
Exports of services to other provinces	4,361	4,368	4,503	4,520	4,568
Ratio of Exports to Nominal GDP	71.7%	79.1%	84.7%	85.2%	84.6%

Imports of Goods and Services	25,363	28,483	31,896	31,701	31,322
Imports from other countries	13,697	15,456	17,573	18,399	18,390
Imports of goods from other countries	12,588	14,357	16,452	17,292	17,262
Imports of services from other countries	1,109	1,099	1,121	1,107	1,128
Imports from other provinces	11,666	13,027	14,323	13,302	12,932
Imports of goods from other provinces	5,088	6,055	6,987	5,849	5,349
Imports of services from other provinces	6,578	6,972	7,336	7,453	7,583
Ratio of Imports to Nominal GDP	88.0%	94.7%	101.6%	99.8%	98.2%

Trade Balance	-4,694	-4,678	-5,278	-4,637	-4,343

Gross Domestic Product at Market Prices	28,825	30,082	31,409	31,751	31,900

Source: Statistics Canada

Foreign exports have become increasingly important to both the New Brunswick and Canadian economies. In 2013, foreign exports were equivalent to 47% of nominal GDP for the Province compared to 30% for Canada. On an economic accounts basis, New Brunswick’s foreign exports, estimated at $15,086 million in 2013 (in current dollars), increased at a compound annual growth rate of 6.9% over the 2009 to 2013 period.

14

Exhibit "99.1" Current Province of New Brunswick Description

Foreign Exports of Commodities

Due to the significance of commodity exports, the economic performance of the Province is highly dependent on international economic conditions, particularly in the U.S. In 2013, the U.S. purchased an aggregate of 90.0% of the Province’s foreign commodity exports. Basic and industrial chemical, plastic and rubber products accounted for 35.2% of all commodity exports that year, followed by energy products at 34.1%, and forestry products and building and packaging materials at 12.6%.

The table below shows foreign exports of commodities from New Brunswick for the years 2009 to 2013. The largest component, basic and industrial chemical, plastic and rubber products, increased at a compound annual growth rate of 13.3% during that time. Exports of energy products increased at a compound annual rate of 12.2%, while metal and non-metallic mineral products rose by 10.7%. Exports of forestry products and building and packaging materials continue to climb, growing by 5.8% from 2012 to 2013, and are well above 2009 recession levels.

Foreign Exports of Commodities

	Year Ended December 31,
						CAGR[1] (%)
	2009	2010	2011	2012	2013	2009-2013
	(In millions of dollars)
Farm, fish and intermediate food products	267.0	259.9	278.2	349.9	356.6	7.5%
Energy products	3,112.4	4,216.7	5,524.4	5,908.7	4,929.5	12.2%
Metal ores and non-metallic minerals	426.4	514.7	548.0	558.4	413.3	-0.8%
Metal and non-metallic mineral products	221.8	273.6	320.3	241.1	332.8	10.7%
Basic and industrial chemical, plastic and rubber products	3,087.1	4,246.2	4,909.5	4,446.9	5,093.5	13.3%
Forestry products and building and packaging materials	1,410.8	1,774.9	1,672.1	1,718.8	1,817.7	6.5%
Industrial machinery, equipment and parts	81.4	50.8	57.5	96.6	87.6	1.9%
Electronic and electrical equipment and parts	21.9	23.1	32.9	39.4	34.4	12.0%
Motor vehicles and parts	4.5	6.6	10.3	15.0	12.4	28.8%
Aircraft and other transportation equipment and parts	38.6	42.9	60.6	59.7	29.3	-6.7%
Consumer goods	1,067.2	1,213.2	1,335.0	1,321.2	1,309.4	5.2%
Special transactions trade	86.0	43.1	40.6	35.7	43.6	-15.6%
Total	9,825.2	12,665.8	14,789.7	14,790.9	14,459.7	10.1%

[1]Compound annual growth rate
Source: Statistics Canada

Foreign Imports of Commodities

The table below shows foreign imports of commodities to New Brunswick for the years 2009 to 2013. The largest component, energy products, increased at a compound annual growth rate of 10.6% during that time due to particularly strong increases in energy prices in the past few years.

15

Exhibit "99.1" Current Province of New Brunswick Description

Foreign Imports of Commodities

	Year Ended December 31,
						CAGR[1] (%)
	2009	2010	2011	2012	2013	2009-2013
	(In millions of dollars)
Farm, fish and intermediate food products	338.2	405.0	396.5	408.7	440.9	6.9%
Energy products	6,344.8	7,206.7	9,899.0	9,172.4	9,495.6	10.6%
Metal ores and non-metallic minerals	98.2	164.1	400.1	418.9	485.9	49.1%
Metal and non-metallic mineral products	192.2	225.8	235.1	210.3	220.1	3.4%
Basic and industrial chemical, plastic and rubber products	452.4	618.8	627.6	593.7	769.0	14.2%
Forestry products and building and packaging materials	310.0	346.5	324.7	337.7	315.5	0.4%
Industrial machinery, equipment and parts	639.5	546.2	448.4	484.9	420.6	-9.9%
Electronic and electrical equipment and parts	154.5	164.0	197.9	231.3	202.5	7.0%
Motor vehicles and parts	351.3	428.6	422.9	412.4	414.4	4.2%
Aircraft and other transportation equipment and parts	80.9	128.8	220.4	142.1	85.9	1.5%
Consumer goods	407.1	438.7	460.1	568.4	544.1	7.5%
Special transactions trade	27.1	24.5	26.0	22.3	35.1	6.7%
Total	9,396.2	10,698.0	13,659.0	13,003.5	13,429.4	9.3%

[1]Compound annual growth rate
Source: Statistics Canada

New Investment

The following table sets forth statistics regarding new investment in New Brunswick by sector and compares total new investment with Canada as a whole.

Capital Expenditures

	Year Ended December 31,

	2009	2010	2011	2012	2013
Capital, construction	(In millions of dollars)
Housing	1,571.1	1,712.8	1,579.6	1,597.9	1,518.1
Public Administration	675.1	811.3	1,197.6	810.8	507.6
Other	1,728.3	1,571.7	1,394.2	1,238.9	1,022.1
Total expenditures, construction	3,974.5	4,095.8	4,171.4	3,647.6	3,047.8

Capital, machinery and equipment
Manufacturing	435.9	425.0	524.3	n/d	n/d
Finance and Insurance	88.3	113.6	79.3	46.2	56.6
Real Estate and Rental and Leasing	177.5	143.0	135.0	90.5	106.5
Public Administration	178.4	271.5	265.8	170.9	157.7
Other	1,061.2	1,142.9	1,202.2	n/d	n/d
Total expenditures, machinery and equipment	1,941.3	2,096.0	2,206.6	1,625.4	1,469.3

Capital expenditures – Total
New Brunswick	5,915.8	6,191.8	6,378.1	5,273.0	4,517.2
Canada	306,608.1	346,876.6	365,208.7	392,706.6	398,768.4

Source: Statistics Canada

16

Exhibit "99.1" Current Province of New Brunswick Description

Capital investment in New Brunswick declined 14.3%, to $4.5 billion, in 2013. Investment in the private sector fell by 7.2%, while the public sector experienced a 29.3% decline. Significant investment gains in health care and social assistance (+16.6%), finance and insurance (+13.4%), and educational services (+12.7%) were not sufficient offset losses in arts, entertainment and recreation (-66.4%), utilities (-47.6%), and public administration (-32.2%).

Major investments in the Province over the last decade included projects non-metallic mining expansion, energy, transportation infrastructure, and forestry-related industries.

In 2013, lower private and public investment levels from the previous year impacted economic activity in the province. Specifically, upgrades to the Point Lepreau nuclear generating station terminated and construction at PotashCorp of Saskatchewan’s Picadilly mine wound-down. Public sector investment fell sharply in 2013 as several stimulus projects came to an end. All levels of government continued austerity measures in an attempt to move towards a more sustainable fiscal environment.

Residential investment declined by 4.5% in 2013 thanks to a drop in housing starts (-13.8%). While the Fredericton region experienced a 6.2% increase over 2012, housing starts in the Moncton (-29.8%) and Saint John (-22.3%) urban areas declined. Following a large decline in 2012, non-residential building construction investment decreased by 0.8% in 2013. An increase in institutional and governmental (+23.1%) building construction was not sufficient to offset declines in industrial (-39.9%) and commercial (-13.6%) investment. Despite weak performance, employment in the construction industry grew by 3,600, recovering from losses incurred during the prior year.

Labour Force

Employment in New Brunswick declined marginally (-0.1%) from 2012, to 351,200. Nationally, employment increased by 1.3%. Full-time employment, accounting for 84% of all jobs in the province, declined by 2,200 while part-time employment increased by 1,900. Employment in the service sector declined by 3,700 in 2013, with professional, scientific and technical services (-1,300), finance, insurance, real estate and leasing (-900), and health care and social assistance (-900) accounting for much of the decline. The goods-producing sector reported job gains of 3,400 in 2013. Significant gains in construction (+3,600), were offset somewhat by a decline in manufacturing (-900).

The decline in employment resulted in an increase in New Brunswick’s unemployment rate to 10.4% in 2013. The unemployment rate for men rose to 12.6% while that for women increased to 8.1%. Canada’s unemployment rate was 7.1% in 2013.

17

Exhibit "99.1" Current Province of New Brunswick Description

Labour Force

	Average for Year Ended December 31,

	2009	2010	2011	2012	2013
	(In thousands)
Population 15 years and over	613.9	616.8	619.4	620.4	620.0
Labour Force	394.2	392.5	389.2	391.4	392.0
Labour Force Employed	359.5	356.1	352.0	351.4	351.2
Labour Force Unemployed	34.6	36.4	37.1	40.0	40.9
Unemployment Rate
New Brunswick	8.8%	9.3%	9.5%	10.2%	10.4%
Canada	8.3%	8.0%	7.4%	7.2%	7.1%
Participation Rate
New Brunswick	64.2%	63.6%	62.8%	63.1%	63.2%
Canada	67.1%	67.0%	66.8%	66.7%	66.5%

Source: Statistics Canada

Employment by Industry

	Average for Year Ended December 31,

	2009	2010	2011	2012	2013
	(In thousands)
Goods-Producing Sector	80.6	79.8	79.8	74.7	78.1
Agriculture	7.0	5.8	5.1	4.1	4.5
Forestry, fishing, mining, quarrying, oil and gas	10.6	10.5	10.3	11.9	12.1
Utilities	4.3	4.3	4.3	4.0	4.1
Construction	26.3	28.4	28.1	24.9	28.5
Manufacturing	32.4	30.8	31.9	29.7	28.8
Services-Producing Sector	278.9	276.3	272.3	276.8	273.1
Trade	54.1	56.0	53.8	54.3	54.6
Transportation and warehousing	18.5	18.9	17.5	17.3	18.0
Finance, insurance, real estate and leasing	16.4	15.8	17.1	17.3	16.4
Professional, scientific and technical services	16.7	15.6	15.9	15.3	14.0
Business, building and other support services	19.8	17.4	17.0	16.3	15.9
Educational services	27.0	26.4	25.3	27.1	27.2
Health care and social assistance	49.4	50.1	50.4	53.1	52.2
Information, culture and recreation	11.8	12.7	12.2	13.0	13.0
Accommodation and food services	22.7	20.8	21.5	22.4	22.9
Other services	15.6	17.2	15.4	16.2	15.5
Public administration	27.0	25.4	26.2	24.4	23.5

Total	359.5	356.1	352	351.4	351.2

Source: Statistics Canada

Economic Development

Economic growth is assisted by the federal government’s Atlantic Canada Opportunities Agency (“ACOA”) which was launched in June 1987 with a mandate to stimulate economic development in the Atlantic Provinces.  In addition, economic growth will be enhanced by investments in infrastructure which are made possible by the following joint initiatives:

18

Exhibit "99.1" Current Province of New Brunswick Description

The Canada-New Brunswick Agreement on the Transfer of Federal Gas Tax Revenues under the New Deal for Cities and Communities came into effect in 2006 for investment in environmentally sustainable municipal infrastructure. Canada and New Brunswick are contributing $116.1 million and $30 million, respectively, for a total of $146.1 million. The Agreement has been extended to 2014 and additional federal funding of $178.5 million has been confirmed. As at March 31, 2014, $299.2 million had been expended under this initiative.

Under the Canada-New Brunswick Building Canada Fund – Base Funding agreement which came into effect in 2009, $175 million of federal funding will be invested in infrastructure projects during the seven years ending March 31, 2014.  This funding is to be matched by the Province. As at March 31, 2014, $72.7 million had been expended under this Agreement.

The Community Development Trust was established in 2009 by the Government of Canada to invest $30 million over three years in communities most affected by changes in the global economy.  As at March 31, 2014, $29.9 million had been expended from this trust.

The Canada-New Brunswick Building Canada Fund – Communities Agreement for $33 million each federal and provincial funding expires March 31, 2017.  In September 2009, the Province entered into the Building Canada Fund Communities Amended Agreement, committing a further $11.1 million of federal and provincial funding.  Expenditures were $81.3 million as at March 31, 2014.

The Province of New Brunswick is also investing directly in the following three initiatives in support of economic growth:

•	In 2001, the Total Development Fund was established by the Government of New Brunswick to fund the implementation of value-added development initiatives in the forestry, mining, energy, aquaculture, agriculture, and tourism sectors. As at March 31, 2014, $138.7 million had been expended under this program.
•	In 2012, the Government of New Brunswick committed $200 million over a four-year period to the Northern New Brunswick Economic Development and Innovation Fund, a comprehensive development strategy for the northern regions of New Brunswick. As at March 31, 2014, $64.3 million has been expended under this initiative.
•	In 2012, the Government of New Brunswick committed $50 million over a four-year period to the Miramichi Regional Economic Development and Innovation Fund, with the objective of supporting strategic economic development in this region. As at March 31, 2014, $12.2 million has been expended under this initiative.
•	Provincial funding was provided for projects approved under the Atlantic Gateway and Trade Corridor Strategy. As at March 31, 2014, $10.6M has been expended under this initiative. Federal funds were also made available for these projects.
•	In 2013, the Government of New Brunswick committed $80 million over five years for investments in innovation with the primary objectives of increasing collaboration between industry and academia, increasing access to venture capital for entrepreneurs, and increasing its support for applied research in public and private institutions. As at March 31, 2014, $9.3M has been expended.

REVENUE AND EXPENDITURE OF THE PROVINCE

General Information

Under the Constitution Act, 1867 and the Constitution Act, 1982 provincial legislatures are given certain exclusive powers, including the power to impose direct taxation within the provinces to raise revenue for provincial purposes and the power to borrow money on the sole credit of the provinces.

The Financial Administration Act governs the receipt of public money, the disbursement of public funds, the control of expenditures, and the keeping and auditing of public accounts of the Province. All public monies are to be deposited to the credit of the Province and constitute the Consolidated Fund of the Province. Monies necessary for the carrying out of the operations of the provincial government for each fiscal year are voted by the Legislative Assembly, with the exception of those expenditures for which provision has already been made through existing legislative authority. In addition, under the authority of the Financial Administration Act, should the occasion arise when the Legislative Assembly is not in session, the Lieutenant-Governor in Council may order the issue of a special warrant authorizing payment out of the Consolidated Fund for an expenditure required urgently for the public good which was not provided for by the Legislative Assembly. Amounts appropriated under special warrant must be approved at the next session of the Legislative Assembly.

19

Exhibit "99.1" Current Province of New Brunswick Description

In accordance with the Financial Administration Act and certain other Acts, funds received for a special purpose are to be disbursed for that purpose. Unlike other budgetary accounts, any unspent balance of these funds may be spent in subsequent fiscal years without appropriation by the Legislative Assembly. At March 31, 2014, the balance of unspent special purpose funds was $114.5 million.

Funds may also be considered as Special Operating Agency Funds. Revenue may be generated by the Agencies or from transfers from other budgetary accounts. Any unspent balance of these funds may, with permission from the Board of Management as per the Financial Administration Act, be carried forward to subsequent fiscal years. At March 31, 2014, the balance of unspent special operating funds approved for carry-over was $29.7 million. All transactions between the Special Operating Agencies and provincial departments are eliminated from the Province's combined statement of revenue and expenditure.

Volume 1 of the public accounts contains the consolidated financial statements of the Province which are subject to audit by the Auditor General. The Auditor General is an official responsible under the provisions of the Auditor General Act for the examination of the accounts of the Province and for reporting thereon annually to the Legislative Assembly. The consolidated financial statements include certain organizations that are accountable to the Legislative Assembly and are included in the Provincial Reporting Entity as described in Note 1(b) and (c) to the consolidated financial statements. The methods by which the various organizations are included in the Province's consolidated financial statements are also outlined in Schedule 30.

Each fiscal year, the Minister of Finance delivers a budget and the Estimates of Revenue and Expenditure (the "Budget Estimates") to the Legislative Assembly. The Minister of Finance reports on the status of the budget plan during the year. The Budget Estimates include the revenue and expenditures of some provincially-created Boards, Commissions and Crown corporations, or the net profits of such entities, or the provincial contribution towards the operations of such entities, as well as funds advanced through such entities to various individuals and enterprises in the form of repayable loans and investments.

The Province enacted the Fiscal Responsibility and Balanced Budget Act in 2006 which states that “It is the objective of the Government of New Brunswick that, in respect of each fiscal period, the total amount of expenses for that fiscal period not exceed the total amount of revenue for that fiscal period.” A new fiscal period began April 1, 2011 and will end March 31, 2015. The Government of New Brunswick has previously indicated the objectives of the Fiscal Responsibility and Balanced Budget Act for the current four-year fiscal period will not be met. According to the Act, for the 2014 fiscal year, the government reported an annual deficit of $559.8 million and a cumulative deficit of $1,328.1 million.

The following table sets forth information regarding the deficit for the four fiscal years ended March 31, 2014 and the Budget Estimates for the fiscal year ending March 31, 2015.

Comparative Statement of Deficit

	Year Ending March 31
					Budget
					Estimates
BUDGETARY ACCOUNTS	2011	2012	2013	2014	2015
	(In thousands of dollars)
Ordinary Account
Revenues	7,114,635	7,378,795	7,205,013	7,342,849	7,677,344
Expenditures	7,629,732	7,549,255	7,763,374	7,753,707	7,919,660
Deficit	(515,097)	(170,460)	(558,361)	(410,858)	(242,316)
Capital Account
Revenues	64,454	47,635	223,061	29,245	13,747
Expenditures	921,732	535,699	912,282	434,521	555,153
Deficit	(857,278)	(488,064)	(689,221)	(405,276)	(541,406)
Special Purpose Account
Revenues	68,676	66,442	65,168	65,930	62,007
Expenditures	67,929	63,352	62,501	73,599	69,656
Surplus (Deficit)	747	3,090	2,667	(7,669)	(7,649)
Special Operating Agency Account
Revenues	264,097	191,141	189,346	183,803	141,437
Expenditures	246,778	189,095	183,971	148,952	129,158
Surplus	17,319	2,046	5,375	34,851	12,279

Sinking Fund Earnings	223,512	225,626	220,689	204,462	195,700

Accounting Adjustments
Revenue	(193,779)	(103,752)	(115,357)	(62,852)	(54,146)
Expenditure	(234,556)	(106,160)	(175,397)	(136,756)	(106,832)

Consolidated and Operating Revenue	7,541,595	7,805,887	7,787,920	7,763,437	8,036,089

Consolidated Expenditures	8,631,615	8,231,241	8,746,731	8,274,023	8,566,795
Add: Amortization Expense	307,732	327,300	349,779	373,229	389,124
Less: Gross Investment in Tangible Capital Assets	(879,970)	(525,922)	(899,606)	(418,252)	(528,705)
Other Accounting Adjustments	99,461	18,059	98,526	33,115	---
Operating Expense	8,158,838	8,050,678	8,295,430	8,262,115	8,427,214

Deficit	(617,243)	(244,791)	(507,510)	(498,678)	(391,125)

Increase in Net Debt from Operations	(1,090,020)	(425,354)	(958,811)	(510,586)	(530,706)

20

Exhibit "99.1" Current Province of New Brunswick Description

Changes in Cash Flow

The following table sets forth the changes in cash flow of the Province for the four fiscal years ended March 31, 2014 and the Budget Estimates for the fiscal year ending March 31, 2015.

Changes in Cash Flow
					Budget
					Estimates[1]
	2011	2012	2013	2014	2015
	(In millions of dollars)
Operating Transactions
Deficit	(617.2)	(244.8)	(507.5)	(498.7)	(391.1)
Non-Cash Items
Amortization of Premiums, Discounts and Issue Expenses	5.5	4.5	4.1	8.0	-
Foreign Exchange Expense	(25.0)	(22.3)	(19.3)	(6.2)	-
Increase in Provision for Losses	106.9	33.7	(77.6)	28.7	-
Sinking Fund Earnings	(223.5)	(225.6)	(220.7)	(204.5)	(195.7)
Amortization of Tangible Capital Assets	307.7	327.3	349.8	373.2	389.1
Loss on Disposals and Impairments of Tangible Capital
Assets	8.4	26.4	24.8	4.2	-
Actual Losses Due to Foreign Exchange	7.0	6.9	6.5	3.3	-
(Increase) decrease in Pension Surplus	(23.3)	(39.6)	110.0	148.9	-
Increase (decrease) in Deferred Revenue	87.1	25.7	(49.9)	(38.3)	(42.6)
Decrease (increase) in Working Capital	120.2	(42.7)	32.0	159.0	-
Net Cash Used In Operating Activities	(246.2)	(150.5)	(347.8)	(22.4)	(240.3)

Investing Transactions
Increase in Investments, Loans and Advances	(205.8)	(164.9)	(153.7)	(104.9)	(98.9)
Non-Cash Adjustment in Investing Activities	99.3	(11.1)			-
Net Cash Used In Investing Activities	(106.5)	(176.0)	(34.4)	(28.6)	(98.9)

Capital Transactions
Purchase of Capital Assets	(880.0)	(525.9)	(899.6)	(418.3)	(528.7)

Financing Transactions
Net Proceeds from Issuance of Funded Debt	1,941.3	1,746.2	1,434.9	1,495.2	-
Received from Sinking Fund for Redemption of Debentures and Payment of Exchange	231.0	502.9	628.5	403.2	-
Increase (decrease) in Obligations Under Capital Leases	75.8	(19.5)	(27.1)	(78.5)	-
Sinking Fund Installments	(156.0)	(172.9)	(126.6)	(126.9)	-
Short term borrowing Funded Debt Matured	(486.2) (440.3)	(152.5) (908.5)	697.0 (903.3)	0.3 (982.6)	- -
Net Cash From Financing Activities	1,165.6	995.7	1,703.4	710.7	-

(Decrease) increase in Cash Position during Year	(67.1)	143.3	421.6	241.4	(867.9)
Cash Position – Beginning of Year	798.8	731.7	875.0	1,296.6	1,538.0
Cash Position – End of Year	731.7	875.0	1,296.6	1,538.0	670.1

Cash Represented by
Cash and Short term Investments	731.7	875.0	1,296.6	1,538.0	670.1

1 The Budget Estimates do not include estimates of total borrowing requirements of the Province. For information with respect to financial requirements of the Province and with respect to maturing debt of the Province, see Financing-Financial Requirements” and “Financing-Funded Debt Maturity Schedule”, respectively.

(-) Denotes no estimate provided.

21

Exhibit "99.1" Current Province of New Brunswick Description

2013-2014 Budget Estimates

For the fiscal year ended March 31, 2014 there was a deficit of $498.7 million. This represents an increase of $20.0 million from the budgeted deficit of $478.7 million. Operating revenues were $7,763.5 million; $230.4 million lower than the budgeted amount of $7,993.9 million. Revenues were lower due to a $187.7 million shortfall in tax revenues attributable to a weakened economy, a reduction of $59.0 million in income from Government Business Enterprises primarily related to weaker-than-projected results for NB Power. Operating expenses were $8,262.2; $210.4 million lower than budget at $8,472.6 million. Expenses were lower than budget mainly due to lower than budgeted pension expense and lower than budgeted expenses in almost all departments. Net debt increased by $510.6 million for the year compared to the budgeted increase of $544.6 million.

Major Sources of Ordinary Account Revenue for 2014-15

The major sources of ordinary account revenue for the Province are payments from the Federal government, consumption taxes and income taxes. For the fiscal year ending March 31, 2015, the Province’s revenue is estimated at $7,677.3 million, projecting an increase of 4.6% from the fiscal year ended March 31, 2014. Overall this represents a projected increase of $334.5 million in revenue. The principal factors that have increased revenue are Personal Income Tax ($137.7 million), Federal Government Payments ($102.8 million) and Consumption Tax ($81.4 million).

The following table shows the percentage sources of ordinary account revenue for the four fiscal years ended March 31, 2011 and the Budget Estimates for the fiscal year ending March 31, 2015.

22

Exhibit "99.1" Current Province of New Brunswick Description

Ordinary Account Revenue Sources
	Year Ending March 31
					Budget Estimates	CAGR[1]
	2011	2012	2013	2014	2015	2011-2015
	(%)
Taxes
Personal Income	17.6	17.1	17.0	18.7	19.6	4.8
Corporate Income	4.3	3.9	3.5	3.5	3.6	(2.6)
Consumption	19.6	20.6	21.6	19.8	20.0	2.5
Property	6.2	6.2	6.6	6.4	6.4	3.0
Miscellaneous	0.6	0.7	0.6	0.7	0.7	1.3
Total Taxes	48.3	48.5	49.3	49.1	50.3	3.0

Other Revenue
Licenses, Permits and Fees	5.8	5.9	5.7	6.0	5.6	1.1
Federal Government Payments	39.1	36.9	37.5	37.2	36.9	0.4
Government Business Enterprises	4.4	6.2	4.6	5.0	4.6	3.3
Miscellaneous	2.4	2.5	2.9	2.7	2.6	3.1
Total Revenue	100.0	100.0	100.0	100.0	100.0
Total Ordinary Account Revenue (millions of dollars)	7,144.6	7,378.8	7,205.0	7,342.8	7,677.3	1.9
[1] Compound annual growth rate

Personal and Corporate Income Taxes

Personal Income Taxes

New Brunswick’s provincial personal and corporate income taxes are collected and administered by the federal government under a federal-provincial tax collection agreement. For the taxation years up to and including 1999, personal income tax was calculated as a percentage of federal income tax. Effective January 1, 2000, the Province adopted a ‘tax on taxable income’ method of calculating provincial personal income tax. This method gave New Brunswick’s personal income tax policy flexibility to help ensure the tax system addresses the provincial government’s social, economic and fiscal objectives.

In order to raise additional revenue to help meet fiscal needs, Budget 2013-2014 announced that effective July 1, 2013, personal income tax rates would return to the rates that applied in 2006. While these rates are higher than those that were in place, the 2006 personal income tax rates are lower than the rates that were in effect for 2007 and 2008. Reverting to the 2006 rates means that individuals with the ability to pay more do so. These measures resulted in the largest percentage increase in tax being for people in the top two income brackets. Even with these increases, New Brunswick’s personal income taxes remains lower than those in the other Maritime provinces and Quebec.

The table below shows the New Brunswick provincial personal income tax rates from 2012 to 2014.

2012	2013* Effective July 1	2014
9.1% on first $38,190	9.68% on first $38,954	9.68% on first $39,305
12.1% on $38,190 to $76,380	14.82% on $38,954 to $77,908	14.82% on $39,305 to $78,609
12.4% on $76,380 to $124,178	16.52% on $77,908 to $126,662	16.52% on $78,609 to $127,802
14.3% over $124,178	17.84% over $126,662	17.84% over $127,802

*Note:

Tax rates shown above for 2013 were effective July 1, 2013 for source deduction purposes. In legislation and on the 2013 income tax forms the rates appear as follows:

9.39% on first $38,954
13.46% on $38,954 to $77,908
14.46% on $77,908 to $126,662
16.07% over $126,662

Provincial income tax credit amounts and tax brackets are indexed annually by national CPI.

23

Exhibit "99.1" Current Province of New Brunswick Description

Corporate Income Taxes

To ensure businesses also contribute to addressing the fiscal challenge, Budget 2013-2014 announced that New Brunswick’s general corporate income tax rate would be increased. Effective July 1, 2013, the general corporate income tax rate was increased from 10 per cent to 12 per cent. Even with a 12 per cent rate, New Brunswick will continue to have the lowest general corporate income tax rate in Atlantic Canada.

New Brunswick’s small business CIT rate applies to active business income of small Canadian controlled private corporations. Currently, the New Brunswick small business rate is 4.5% on the first $500,000 of active business income. On October 8, 2014 government announced that the small business income tax rate will decrease to 4% from 4.5% effective January 1, 2015.

New Brunswick’s Research and Development Tax Credit provides a 15% refundable tax credit for expenditures that are eligible for the Federal Scientific Research and Experimental Development Tax Credit.

Capital Taxes

New Brunswick does not apply a capital tax on businesses except for deposit accepting financial institutions. For banks, loan companies and trust companies, New Brunswick applies a capital tax on paid-up capital in excess of $10 million. The Financial Corporations Capital Tax rate is 4%.The Province administers the capital tax on financial institutions. The Financial Corporations Capital Tax is deductible for federal and provincial corporate income tax purposes.

Harmonized Sales Tax

Effective April 1, 1997, New Brunswick eliminated its provincial retail sales tax and adopted a harmonized sales tax (“HST”). The HST is a value-added tax composed of the federal goods and services tax (“GST”) and a provincial component of 8%. The federal government administers the HST. The tax adopts the federal GST base and therefore applies to all goods and services subject to tax under the federal Excise Tax Act. On July 1, 2006, the federal government reduced the GST to 6% and on January 1, 2008, the federal government further reduced the GST to 5%. As a result of these changes, the HST rate in New Brunswick is currently 13%.

Under the HST, businesses receive full input tax credits for tax paid on business purchases. As with the federal GST, the HST provides the same tax-free status for certain goods offered under the GST (e.g. basic groceries). In addition, a number of rebates and credits are available. Books receive a point-of-sale rebate on the 8% provincial portion of the HST.

Gasoline and Motive Fuel Taxes

The current provincial gasoline and motive fuel tax rates are 13.6 cents per litre for gasoline and 19.2 cents per litre for motive fuel. Reduced tax rates are in effect for aviation fuel – 2.5 cents per litre, locomotive fuel – 4.3 cents per litre, and propane – 6.7 cents per litre.

24

Exhibit "99.1" Current Province of New Brunswick Description

Tobacco Tax

Tobacco taxes are an important tool that governments can use to help discourage smoking and pay for the additional costs smoking imposes on the health care system. As such, Budget 2013-2014 announced that effective midnight on March 26, 2013, the tax rate that is applied to all tobacco products in New Brunswick would increase from 17 cents to 19 cents per cigarette or equivalent unit, except for cigars in which the tax increased from 50 per cent to 75 per cent of the normal retail price.

Property Taxes

For the 2014 property taxation year, New Brunswick levies a provincial real property tax of $1.3373 per $100 of assessment on residential property that is not occupied by the owner. A provincial property tax rate of 52.15 cents per $100 of assessment for 2014 is applied to owner-occupied residential property in unincorporated areas. The Province also levies a property tax on non-residential property at a rate of $2.0210 per $100 of assessment for 2014. In addition to the residential and non-residential property tax rates, the Province applies a cost of assessment levy of 1.94 cents per $100 of assessment. Municipal/local taxes are imposed to defray the cost of providing local services that are not provided by the Province. In the case of incorporated municipalities, municipal taxes are collected by the Province and are remitted back to the municipality. In unincorporated areas, the local tax is collected and retained by the Province, as the Province provides and pays for the provision of local services. A fee of 4.86 cents per $100 of assessment is imposed on residential property that is not owner-occupied and is not exempt under the Assessment Act.

In December, 2012, legislation was implemented that made effective the measures outlined in Improving New Brunswick’s property tax system: a white paper. The reforms to be phased in over four years, beginning in the 2013 property tax year, include:

  Returning to market value over the long-term
  Implementing an Assessment Spike Protection Mechanism for owner-occupied properties
  Process improvements to address the root causes of assessment spikes
  Implementing a property tax Equalized Payment Plan (EPP) for homeowners
  Redesigning the property tax bill
  Reducing the provincial taxation on non-owner-occupied housing (i.e. apartments, cottages and second homes) from $1.4573 to $1.1233 over four years
  Reducing the provincial taxation on other residential (farm land, vacant land, etc.) from $1.4573 to $1.2173 over four years
  Reducing the provincial property tax on businesses from $2.186 to $1.856 over four years. However, legislation was introduced in December 2014 to return the provincial non-residential property tax rate to the 2012 level of $2.1860 per $100 of assessment for the 2015 and subsequent taxation years.  It is estimated that this will generate additional revenue of approximately $30 million in 2015-2016 and $36 million in 2016-2017.
  Adding the cost of policing to the local rate in LSDs and reduce the special provincial levy on homeowners in LSDs from 63.15 cents to 41.15 cents over four years
  Providing an equalization grant for policing services in LSD’s
  Adjustments to the Farm Land Identification Program (FLIP)
  Exempting libraries from provincial and municipal property taxes

Royalties

Over the past approximately two years government has worked on developing a royalty system to ensure the province receives its fair share of profits from our natural resources. Mineral exploration and mining play a significant role in the provincial economy. These natural resources are important to sustaining and growing the economy and creating jobs across the province. New Brunswick must provide an environment that encourages the safe exploration and development of its natural resources. Government must also ensure that New Brunswick’s natural resource revenue potential is returning maximum benefits to New Brunswickers

Headed by the Department of Energy and Mines and the Department of Finance, much research, discussion, and analysis was conducted, with input from consultants and key stakeholders. This work has resulted in the following:

.

25

Exhibit "99.1" Current Province of New Brunswick Description

Natural Gas

  New royalty structure in place since April 1, 2014;
  Effective April 1, 2014 the new royalty structure for natural gas will consist of a two-tiered royalty structure:
a.	A Tier 1 basic royalty component comprised of the greater of:

- four per cent of the calculated wellhead price, applied to production and cumulated for all wells, or

- two per cent of a producer's gross revenue from sales of natural gas from all wells;

b.	A Tier 2 economic rent royalty component comprised of 25 per cent of a producer's total revenues less all related costs, including the Tier 1 royalty, associated with its New Brunswick natural gas operations.

Potash

  Variable rate structure has been imposed, retroactive to May 9, 2012;
  Minimum royalty rate of 6.25% on weighted-average quarterly selling price up to $325/tonne.  Rate increases variably between 6.25% and 15.5% as price increases from $325/tonne to $750/tonne.  Maximum royalty rate of 15.5% when price exceeds $750/tonne;
  The PCS new mine is opening and the royalty holiday will apply to incremental potash production between 800,000 and 2,000,000 tonnes produced annually for first 3 years, after which a rate of 5.25% of the selling price will apply to this production for 5 years.
  Potash production up to 800,000 tonnes will face the new variable rate structure.

Metallic Minerals

  Work on developing a new royalty structure for metallic minerals is on-going.
  Although developments are in progress, there is currently no metallic minerals production in NB; therefore, no metallic minerals tax revenue;

Federal-Provincial Fiscal Arrangements

The Federal-Provincial Fiscal Arrangements Act was amended to implement certain provisions of the 2013-2014 Federal Budget. The amendments received Royal Assent on June 26, 2013. The changes implemented an additional fiscal equalization payment to certain provinces for the fiscal year beginning on April 1, 2013. This provision was to ensure that no province received less combined federal cash transfers (Equalization/CHT/CST) for fiscal year 2013-2014 than they received in fiscal year 2012-2013.

Fiscal Equalization Payments

New Brunswick is one of six provinces to receive fiscal equalization payments from the Federal government. The Equalization Program assists provinces in providing reasonably comparable levels of public services at reasonably comparable levels of taxation. New Brunswick's equalization payment for the fiscal year ended March 31, 2013 was $1,597.7 million and for the fiscal year ended March 31, 2014 was $1,561.9 million. Fiscal equalization payments accounted for 22.2% of total ordinary revenue for the fiscal year ended March 31, 2013 and 21.3% of the total ordinary revenue for the fiscal year ended March 31, 2014.

Canada Health Transfer (“CHT”) and Canada Social Transfer (“CST”)

In 2013-2014 the Federal government provided annual funding through the CHT, CST in support of health care, post-secondary education, social assistance and services, early childhood development, and early learning and child care to provinces and territories. For the fiscal year ended March 31, 2013, major health and social transfers totaled $892.3 million which accounted for 12.4% of total ordinary revenue. For the fiscal year ended March 31, 2014, major health and social transfers totaled $947.0 million which accounted for 12.9% of total ordinary revenue. The Federal Government on December 19, 2011 announced intended changes to its major transfers. As previously legislated, the CHT will be allocated on an equal per capita basis starting in 2014-2015, when current legislation incorporating the 10-Year Plan to Strengthen Health Care expires. The legislated growth of the total CHT cash envelope will continue to grow at 6% annually through 2016-2017. Beginning 2017-2018, the total CHT cash envelope will grow in line with a three-year moving average of nominal GDP, with a 3% floor. The legislated growth of the total CST cash envelope will continue to grow at 3%. The Federal Government has committed to reviewing its major transfers after a 10-year period.

26

Exhibit "99.1" Current Province of New Brunswick Description

Fiscal Stabilization Program

Under the Fiscal Stabilization Program, the federal government may make unconditional payments to a Province when total revenues of that Province, as per the federal definition, fall short of the previous year’s total due to a downturn in economic activity.

Major Ordinary Account Expenditure

For the fiscal year ended March 31, 2014 the Province's ordinary expenditure was $7,753.7 million, 0.1% lower than the ordinary expenditure for the fiscal year ended March 31, 2013. The net decrease of $9.7 million was a result of decreased pension expense and economic development expenses. These decreases were partially offset by increased expense in other areas, including Education and Training, Social Development, and amortization. The total budget for ordinary account expenditures for the year ending March 31, 2015 is $7,919.7 million.

Ordinary Account Expenditure
	Year Ending March 31,
					Budget
					Estimates
	2011	2012	2013	2014	2015
	(In millions of dollars)
Central Government	780.4	723.4	831.8	743.5	853.1
Economic Development	220.2	138.0	147.8	149.9	163.4
Education	1,552.8	1,642.4	1,675.3	1,682.8	1,677.4
Employment Development and Labour	145.8	113.4	105.0	143.9	123.5
Social and Community Services	1,088.6	1,025.4	1,048.7	1,069.1	1,096.3
Health	2,493.5	2,546.5	2,588.4	2,610.3	2,663.7
Protection Services	241.4	219.1	222.5	217.9	212.2
Resource Sector	188.4	192.4	194.4	178.8	171.3
Service of the Public Debt	642.6	661.8	660.3	661.9	685.0
Transportation and Infrastructure	276.0	286.9	289.2	295.6	273.8
	7,629.7	7,549.3	7,763.4	7,753.7	7,919.7

Economic Development

Budgeted Economic Development expenditure of $163.4 million represents 2.1% of the total budgeted expenditure for the fiscal year ending March 31, 2015 and is made up of the Departments of: Economic Development ($98.1 million), Invest New Brunswick ($17.6 million), Tourism, Heritage and Culture ($41.2 million), and a portion of General Government ($6.5 million).

Education

The Province budgeted $1,677.4 million (21.2% of total budgeted expenditure) for the fiscal year ending March 31, 2015 for Education expenditures. This is made up of estimated operating expenditures of elementary and secondary schools totaling $1,085.8 million, budgeted operating grants to universities estimated at $274.9 million, estimated grants and costs for the New Brunswick Community Colleges of $196.0 million, and General Government expenditures estimated at $120.7 million.

Employment Development and Labour

The Employment Development and Labour expenditure budget of $123.5 million represents 1.6% of the total budgeted expenditures for the fiscal year ending March 31, 2015 and is made up of a portion of each of the Department of Post-Secondary Education, Training and Labour ($122.9 million) and General Government ($0.6 million).

27

Exhibit "99.1" Current Province of New Brunswick Description

Social Development

The total budgeted expenditures in this area for the March 31, 2015 fiscal year are $1,096.3 million (13.8 % of total budgeted expenditures). This is made up of programs with the Department of Social Development ($1,092.0 million) and a portion of General Government ($4.3 million). Programs included in the Department of Social Development are: an income security program, a child welfare and youth services program, funding for individuals in Nursing Homes and Special Care Homes and assistance for individuals and families in the acquisition and/or retention of suitable accommodations.

Health

The total budgeted expenditures in this area for the March 31, 2015 fiscal year are $$2,663.7 million, 33.6% of total budgeted expenditure. The Province pays operating expenditures of approved public hospitals to cover the cost of supplying hospital services. The Province also operates a comprehensive medical services payment plan (Medicare), which covers the costs of eligible medical services incurred by registered residents. For the fiscal year ending March 31, 2015, expenditure on health services is estimated at $2,588.3 million for the Department of Health and $75.4 million for a portion of General Government.

Protection Services

The Protection Services budgeted expenditure of $212.2 million represents 2.7% of total expenditure budgeted for the fiscal year ending March 31, 2015 and is made up of the Department of Justice ($42.7 million), the Office of the Attorney General ($18.2 million), the Department of Public Safety ($145.5 million), and a portion of General Government ($5.8 million).

Resource Sector

Budgeted expenditure for the Resource Sector is $171.3 million and represents 2.2% of the total budgeted expenditure for the fiscal year ending March 31, 2015 and is made up of the Department of Agriculture, Aquaculture and Fisheries ($36.6 million), a portion of the Department of Environment and Local Government ($12.5 million), the Department of Natural Resources ($101.1 million), the Department of Energy and Mines ($9.1 million), the Energy Efficiency and Conservation Agency of New Brunswick ($8.7 million), and a portion of General Government ($3.3 million).

Transportation and Infrastructure

The Transportation and Infrastructure services budgeted expenditures of $273.8 million represents 3.4% of the total budgeted expenditure for the fiscal year ending March 31, 2015. The Province budgeted $273.5 million for the planning, design and maintenance of highways and public buildings, and the operation of ferry services and $0.3 million for a portion of General Government.

Central Government

The Central Government expenditure of $853.1 million estimated for the fiscal year ending March 31, 2015 represents 10.8% of total budgeted expenditure and is made up of expenditures of the Department of Finance ($18.0 million), a portion of the Department of Environment and Local Government ($124.4 million), General Government ($351.6 million), the Department of Healthy and Inclusive Communities ($18.5 million), the Department of Government Services ($55.0 million), the Department of Human Resources ($3.5 million), other central agencies ($48.9 million), and Consolidated Entities ($233.2 million).

Service of the Public Debt

For the fiscal year ending March 31, 2015 the estimate of $685.0 million for servicing the debt of the Province including interest, foreign exchange, amortization, and other debt management expenditures represents 8.6% of the total budgeted expenditure.

Net Capital Expenditures

The following table shows the gross capital expenditure for the four fiscal years ended March 31, 2014 and the Budget Estimates for the fiscal year ending March 31, 2015. The table also shows the total amount of recoveries through cost-sharing agreements with the federal government.

28

Exhibit "99.1" Current Province of New Brunswick Description

Net Capital Expenditure

					Estimate
	2011	2012	2013	2014	2015
	(In thousands of dollars)

EXPENDITURES
Bridges	74,269	61,769	43,026	33,940	48,911
Economic and Regional Development	29,950	4,585	4,835	4,000	4,125
Highways	383,152	205,097	681,913	206,323	164,386
Hospitals	59,011	56,438	41,801	49,034	212,885
Maritime Provinces Higher Education
Commission – Capital Grants	15,000	7,500	7,500	2,000	2,000
Other Public Buildings	240,997	111,978	40,003	21,702	10,536
Permanent Parks	633	499	750	1,273	750
Schools	100,357	66,416	81,511	104,396	99,415
Vehicles	15,267	19,887	10,072	10,016	10,000
Other	3,096	1,530	871	1,837	2,145
	921,732	535,699	912,282	434,521	555,153
RECOVERIES
Recoveries from Canada - Highways	54,671	45,359	220,520	14,964	48,485
Other Recoveries	9,783	2,276	2,541	14,281	7,826
	64,454	47,635	223,061	29,245	56,311
Net Capital Expenditures	857,278	488,064	689,221	405,276	498,842

Special Operating Agencies

Revenue may be generated by the Special Operating Agencies or from transfers from other budgetary accounts. Expenditures are incurred by the agencies in delivering the programs they offer and may be of a capital or operating nature. For the fiscal year ending March 31, 2015, gross revenue is estimated at $141.4 million from the various agencies and expenditures are estimated at $129.2 million.

Loans and Advances

The Province has followed a policy of promoting economic development through the provision of financial assistance to industry. Such assistance has been channeled principally through the Department of Economic Development, the Department of Social Development, the Department of Agriculture, Aquaculture and Fisheries, New Brunswick Energy Efficiency and Conservation Agency, Provincial Holdings Ltd., and Post-Secondary Education, Training and Labour and may take the form of repayable loans, guarantees of bank loans and bond issues and equity investments. Funds required for repayable loans and advances are appropriated annually by the Legislative Assembly and are included in the Province's annual borrowing requirements. Allowances for amounts for which collection is doubtful are reviewed annually and the net balances of loans and advances less allowances are reflected in the Province's accounts.

Economic Development

The Minister of Economic Development is responsible for assistance provided under the Economic Development Act:

The Economic Development Act authorizes the Minister to provide financial assistance to aid and encourage the establishment or development of industry on such terms and conditions as are specified by the Lieutenant-Governor in Council. At March 31, 2014, loans and guarantees under the Economic Development Act amounted to approximately $290.7 million. The allowance for doubtful accounts on these loans and guarantees amounted to $120.9 million.

29

Exhibit "99.1" Current Province of New Brunswick Description

Agriculture, Aquaculture, and Fisheries

The Minister of Agriculture, Aquiculture and Fisheries is responsible for assistance provided under the Agricultural Development Act and the Fisheries and Aquaculture Development Act:

The Agricultural Development Act provides aid to farmers and farm-related businesses by way of loans, grants and loan guarantees to increase income and employment in rural areas of the Province. At March 31, 2014, loans and guarantees outstanding were $19.1 million. The allowance for doubtful accounts totaled $5.2 million.

The Fisheries and Aquaculture Development Act provides financial assistance mainly by way of direct loans to fishermen to purchase and operate fishing vessels and equipment. At March 31, 2014, loans and guarantees outstanding amounted to $35.1 million. The allowance for doubtful accounts totaled $21.4 million.

Social Development

The Department of Social Development carries out the provincial government's housing policies. Loans are issued pursuant to the New Brunswick Housing Act. At March 31, 2014, loans under the New Brunswick Housing Act totaled $31.3 million. The allowance for doubtful accounts on these loans totaled $3.7 million. In accordance with Canadian public sector accounting standards, loans that will be repaid through future provincial appropriations are expensed at the time of issue.

Post-Secondary Education, Training and Labour

The Department of Post-Secondary Education, Training and Labour administers the Student Loan Program which provides financial assistance to New Brunswick residents attending post-secondary institutions. At March 31, 2014, the total of student loans outstanding was $451.3 million. The allowance for doubtful accounts on these loans totaled $99.4 million.

30

Exhibit "99.1" Current Province of New Brunswick Description

FINANCING

Financing Requirements

Net loans and advances, sinking fund installments and the difference between the cash contributions made to the pension funds and the amounts expensed according to the CPA Canada Handbook as well as several other relatively small items are not included in the budget since they are non-budgetary items. Borrowing requirements associated with the budget and the aforementioned items for the fiscal year ended March 31, 2014 were $1,636.0 million and for the fiscal year ending March 31, 2015 are estimated at approximately $1,540.0 million.

Non-Public Borrowing

The Province borrows from two non-public sources, the Canada Pension Plan Investment Board (“CPP”) and the New Brunswick Immigrant Investor Fund (2009) Ltd (NBIIF).

The CPP is a compulsory national pension plan in which all provinces other than Quebec participate. When the CPP generates surpluses, the excess funds are invested in capital markets. In the past, funds were invested in non-marketable securities issued by participating provinces, provincially guaranteed Crown corporations and the federal government at a rate based on the federal government's long-term public market borrowing costs. Changes to CPP legislation in 1998 allowed for new funds flowing into the CPP to be invested in domestic and foreign equities and for provincial bonds previously issued to the CPP to be rolled over upon maturity on a one-time basis at a cost equal to the respective province’s market rate. At March 31, 2014, New Brunswick had outstanding borrowings from the CPP of $834.3 million.

The NBIIF was established as a Crown corporation under the Department of Business New Brunswick to manage NB’s share of funds from a federal immigrant program. The federal government program was established to attract immigrants to Canada. Essentially, under this program potential immigrants may make a financial investment of $800,000 as part of a requirement for attaining Canadian citizenship. The proceeds are divided and distributed among the participating provinces. A federal government condition of the program is that investors receive their principal back after 5 years. To ensure that this occurs, the NBIIF invests a portion of the money received from investors (collected by the federal government) in 5-year zero coupon government bonds. Rather than try to purchase zero coupon government bonds on the open market the Province issues bonds directly to the NBIIF to the exact end date required. The first bonds were issued in February of 2011.

Public Borrowing

At March 31, 2014, the Province had outstanding long-term borrowings for provincial purposes from non-CPP sources totaling $13,259.3 million through the issue and sale of debentures and notes, such securities being denominated in Canadian dollars and U.S. dollars. Not included in this amount is $4,566.3 million borrowed on behalf of NB Power.

Trend and Distribution of Borrowing

The trend and distribution of the amounts and sources of the Province's annual debt financing over the past five fiscal years is shown below, in millions of dollars.

Funded Debt
	Year Ended March 31,

	2010	2011	2012	2013	2014

Canada Pension Plan Liabilities	834.3	834.3	834.3	834.3	834.3
New Brunswick Immigrant Investor Fund (2009) Ltd.	-	24.8	66.3	100.5	157.4
Provincial Purpose Public Debt	9,635.9	11,127.3	11,951.7	12,503.5	13,101.9
Advances to NB Power	4,217.1	4,662.3	4,654.6	4,685.4	4,566.3
Total	14,687.3	16,623.9	17,440.6	18,123.7	18,659.9

31

Exhibit "99.1" Current Province of New Brunswick Description

Growth of Funded Debt for Provincial Purposes

The following tables illustrate the rate of change of the Province's outstanding provincial purpose funded debt and present certain ratios relating that growth to economic indicators. The following tables do not include $620.0 million borrowed during fiscal year 2010, $665.0 million borrowed during fiscal year 2011, $530.0 million borrowed during fiscal 2012, and $450.0 million borrowed during fiscal 2013, and $0 million borrowed during fiscal 2014 on behalf of NB Power.

The Province is required by legislation to pay annually into a sinking fund the Canadian currency equivalent of not less than 1% of all provincial purpose funded debt. Sinking fund installments are invested in approved securities including direct and guaranteed obligations of the Province. Interest earned on such investments is added to the sinking fund and is reinvested in approved securities. At March 31, 2014 the value of the sinking fund applicable to debt issued for provincial purposes amounted to $3,883.9 million. For the fiscal year ended March 31, 2014, earnings on investments held for the repayment of provincial purpose debt amounted to $204.5 million.

Outstanding Net Provincial Purpose Funded Debt[1] (In millions of dollars unless otherwise indicated)
At March 31,	Canadian Dollars	US Dollars	Swiss Francs	Total[2]	Value of Sinking Funds	Net Provincial Purpose Funded Debt	Change over Previous Year (%)

2010	9,214.2	850.0	300.0	10,470.2	4,192.9	6,277.3	5.2
2011	10,739.1	850.0	300.0	11,986.4	4,341.4	7,645.0	21.8
2012	10,865.5	1,600.0	300.0	12,852.4	4,237.0	8,615.4	12.7
2013	11,545.3	1,500.0	300.0	13,438.3	3,955.8	9,482.5	10.1
2014	14,093.6	1,400.0	300.0	14,093.6	3,883.9	10,209.7	7.7

Comparative Debt Statistics
	Year ended March 31,
	2010	2011	2012	2013	2014
	(In millions of dollars unless otherwise indicated)
Gross Domestic Product at market prices	30,082	31,409	31,751	31,900	32,538
Personal Income	25,211	26,190	26,943	27,485	28,062
Ordinary Revenue	6,644	7,114.6	7,378.8	7,205.0	7,342.8
Net Funded Debt	6,277.3	7,645.0	8,615.4	9,482.5	10,209.7
As % of Gross Domestic Product	20.9	24.3	27.1	29.7	31.4
As % of Household Income	24.9	29.2	32.0	34.5	36.4
As % of Ordinary Revenue	94.5	107.5	116.8	131.6	139.0

The figures for GDP, Personal Income and Net Funded Debt are for the fiscal year ended March 31. The figure for Ordinary Revenue is from the fiscal year ended March 31 of the previous year.

1 Debt securities are reported in the currency in which they were originally issued. Some issues have been hedged into Canadian dollars.

2 Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.

32

Exhibit "99.1" Current Province of New Brunswick Description

Provincial Purpose Funded Debt Maturity Schedule For Securities Outstanding at March 31, 2014 (In millions of dollars[1] )

Year ended March 31	CAD$	USD	CHF	Total in CAD$[2]

2015	850.0	-	-	850.0
2016	327.0	-	300.0	648.4
2017	243.7	500.0	-	826.7
2018	1,129.8	-	-	1,129.8
2019	55.5	750.0	-	659.5

2015-2019	2,476.0	1,250.0	300.0	4,114.4
2020-2024	3,555.7	150.0	-	3,702.4
2025-2029	1,186.3	-	-	1,186.3
2030-3034	550.0	-	-	550.0
2035-2039	1,202.6	-	-	1,202.6
2040 +	3,334.8	-	-	3,334.8

Total	12,305.4	1,400.0	300.0	14,093.6

1 Debt securities are shown in currency in which they were issued.

2 Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent as some of that debt may have been swapped.

From April 1, 2014 to date the Province has borrowed $1,565.4 million.

Unfunded Debt

The Province follows an accrual accounting system, as such, expenditures are allocated to the year in which they were incurred regardless of the date of payment resulting in the establishment of accounts payable and accrued liabilities. Such unfunded debt is not secured by debt instruments.

At March 31, 2014, the Province's unfunded debt was as follows:

At March 31, 2014 (In millions of dollars)

Bank Advances and Short Term Borrowing	1,371.8
Trust Deposits	330.1
Accounts Payable and Accrued Expenditures	2,482.1
Deferred Revenue	507.2

Total Unfunded Debt	4,691.2

This unfunded debt is partially offset by assets of the Province in the amount of $3,361.7 million, represented by
$1,538.0 million of cash and short term investments, $358.7 million of receivables and advances, $1,115.4 million of taxes receivable, $48.0 million of inventories, and $301.6 million of prepaid and deferred charges.

Contingent Liabilities

The following table summarizes outstanding contingent liabilities at March 31, 2014 with comparable numbers as at March 31, 2013:

33

Exhibit "99.1" Current Province of New Brunswick Description

	2013	2014
Bank Loans
Under Various Acts	90.3	86.3
Less: Provision for Possible Losses	43.5	32.0
Total Contingent Liabilities	46.8	54.3

Due to the adoption of the definition of the Reporting Entity recommended by PSAB of the CPA Canada Handbook, guarantees associated with the debt of NB Power and the New Brunswick Municipal Finance Corporation are not included in the previous table. These guarantees are as follows:

	At December 31, (In millions of dollars)

	2012	2013

Bonds, Debentures and Notes
New Brunswick Municipal Finance Corporation	838.3	863.6
Accrued Interest	3.3	3.1
Total	841.6	866.7

CONSOLIDATION OF NEW BRUNSWICK PUBLIC SECTOR DEBT

Other than the Province, NB Power and the New Brunswick Municipal Finance Corporation, municipalities are the only public sector entities with outstanding debt. Municipalities, with the exception of the City of Saint John, are required to obtain approval from the provincial government before borrowing money for capital expenditures.

Consolidated Funded Debt of the New Brunswick Public Sector
(In millions of dollars)

Province of New Brunswick
	Funded Debt	14,093.6
	Less: Sinking Funds	3,883.9
		10,209.7
Municipalities
	Funded Debt	863.6
Total Public Sector Debt		11,073.3

Information in the foregoing table relative to the Province is at March 31, 2014, and information relative to municipalities is the amount outstanding at December 31, 2013. Excluded is $4,566.3 million (net of sinking funds of $404.0 million) borrowed by the Province on behalf of NB Power. This debt is paid out of the operating revenues of NB Power rather than out of provincial revenues.

34

Exhibit "99.1" Current Province of New Brunswick Description

PUBLIC SECTOR PENSION LIABILITIES

In September 2011, the government commissioned a Task Force to examine New Brunswick’s public sector pension system with a goal of ensuring a system that is secure, sustainable, and affordable. As a result of their review, the Task Force, which worked collaboratively with unions, recommended that government adopt a new shared risk pension model. In 2012, the Pension Benefits Act was amended to allow for shared risk pension plans. Generally shared risk pension plans require more equal employee and employer contribution rates, joint governance, a phased-in increase in retirement age that reflects higher life expectancy, a pension based on updated career average earnings, conditional indexing, conservative mortality and rate of return assumptions and the application of rigorous annual stress testing

The Pension Plan for Certain Bargaining Employees of New Brunswick Hospitals, and the Pension Plan for C.U.P.E. Employees of New Brunswick Hospitals were converted to a shared risk pension plans in fiscal 2012-2013. In fiscal 2013-2014, the former Public Service Superannuation Act plan, a plan which pensions are paid to most Government employees and to certain employees of boards or institutes affiliated with the Province, was converted to a shared risk pension plan.

In addition, effective July 1, 2014, the Teachers’ Pension Act was repealed, replaced with the Teachers’ Pension Plan Act. The new Teachers’ Pension Plan Act includes fundamental concepts of shared risk pensions including the legal separation of the Province from the assets and liabilities of the plan. Also, effective July 1, 2014, the Members Superannuation Act and Members Pension Act were amended to conform to the shared risk pension model; and future service will now be part of the Public Service Shared Risk Pension Plan.

Government is advocating that all remaining provincially sponsored pension plans adopt the new shared risk model.

Under the new Public Service Shared Risk Pension Plan (“PSSRP”), employees contribute approximately 8.25% on average of their salaries into the Public Service Shared Risk Pension Plan Fund (“PSSRPF”). Approximately 9,197 active provincial employees are contributing into the PSSRPF. The Province and other designated employers are required to contribute into the PSSRPF 12.5% of earnings for the next five years. Employer contributions will decline over time such that at year 15, the costs are shared equally. The Province contributed $52.6 million for the year ended March 31, 2014. The Province will contribute approximately $77.1 million for the fiscal year ending March 31, 2015. As a result of the conversion to a shared risk pension plan, employer special payments are no longer required. Without the conversion, the special payments would have been $57.4 million in fiscal year ending March 31, 2014 and were $55.7 million in fiscal year ending March 31, 2013. The market value of the PSSRP Pension Plan assets was $6,236.6 million as of March 31, 2014.

The Teachers’ Pension Act establishes a plan for the payment of pensions to retired teachers or their surviving spouses and minor dependents. Teachers covered contributed approximately 7.8% on average of their salaries into the Teachers’ Pension Fund (“TPF”). Approximately 7,855 active employees are contributing. The Province is required to match employee contributions. The Province contributed $45.0 million as the employer portion of current service cost for the year ended March 31, 2014. Under the new Teachers’ Pension Plan Act (effective July 1, 2014), employee contributions are approximately 9.0% on average of their salaries, with the employer is contributing 12% of pensionable earnings. Employer contributions will decline over time such that in year 10, employer contributions will match teachers’ contributions. The Province will contribute approximately $69.8 million for the fiscal year ending March 31, 2015. As a result of the repeal of the Teachers’ Pension Act, employer special payments are no longer required. Without the repeal, the special payments would have been $106.1 million in fiscal year ending March 31, 2014 and $103.0 million in fiscal year ending March 31, 2013. The market value of the TPF assets was $4,854.9 million as at March 31, 2014.

As of March 31, 2014, the Public Service Shared Risk Plan had an actuarial pension liability of $340.6 million using accounting assumptions while the Teachers’ Pension Plan had an actuarial pension liability of $68.5 million.

Significant actuarial assumptions used for the purposes of financial statements were:

Long Term

Salary escalation rate	2.75% plus promotional increase
Real rate of return	4.10 to 4.15%
Inflation	2.25%

35

Exhibit "99.1" Current Province of New Brunswick Description

As at March 31, 2014, the financial statements for the Province reported a pension surplus of $100.6 million and $249.6 million for the PSSRP and the Teachers’ Pension Plan, respectively. The primary difference between the actuarial pension liabilities and the liabilities per the financial statements is that accounting standards require that experience gains and losses be amortized over the estimated average remaining service life of the employees.

On a funding basis, the April 1, 2012 actuarial valuations showed unfunded liabilities of $1,022.4 million and $594.8 million for the PSSA and Teachers’ Pension Plan respectively.

The Province sponsors three separate School District pension plans totaling $400.6 million in assets. The plans have December 31 year-ends. The total liability was approximately $34.5 million on an actuarial basis with a $6.9 million deficit on an accounting basis. If at any time these plans are found to be deficient, the Province is required to contribute an amount sufficient to fully fund the obligations.

The Province sponsors pension plans for provincial court judges, Members of the Legislative Assembly and the Ombudsman. Collectively they have a total actuarial unfunded liability of $99.9 million and an accounting unfunded liability of $89.7 million as at March 31, 2014.

The Province also contributes to the Pension Plan for Certain Bargaining Employees of New Brunswick Hospitals, the Pension Plan for C.U.P.E. Employees of New Brunswick Hospitals and the Pension Plan for Part-time and Seasonal Employees. The Province contributes a fixed percentage of employee wages.

New Brunswick Investment Management Corporation

In 1996, legislation was proclaimed establishing the New Brunswick Investment Management Corporation. The corporation acts as trustee and investment manager for the Provincial Court Judges’ Pension Fund and the investment manager for the PSSRP and Teachers’ Pension Plan.

36

Exhibit "99.1" Current Province of New Brunswick Description

NEW BRUNSWICK POWER CORPORATION

On October 1, 2013, New Brunswick Power Corporation (NB Power) became a single, integrated Crown Corporation. By enactment of the New Brunswick Electricity Act, the former NB Power Group of Companies, New Brunswick Electric Finance Corporation (NBEFC), and the New Brunswick System Operator (NBSO) were amalgamated into a new vertically integrated Corporation. New Brunswick Power Generation Corporation remained a wholly owned subsidiary of NB Power, with a name change to New Brunswick Energy Marketing Corporation (NB Energy Marketing).

Prior year comparatives have been restated to reflect the results of integration (continuity of interest accounting).

NB Power provides New Brunswickers with electricity at the lowest possible cost consistent with safety, reliability and the environment. The electricity is generated at 13 facilities and delivered via power lines, substations and terminals to more than 397,000 direct and indirect customers within New Brunswick. In addition, NB Power exports electricity to New England, Quebec, Nova Scotia, and Prince Edward Island.

Information contained in this report is based on NB Power’s Annual Report of 2013-2014, updated for significant events.

At March 31, 2014, NB Power generated electricity at 13 hydro, coal, oil, and diesel-powered stations, with an installed net capacity of 3,513 megawatts comprised of 1,439 megawatts of thermal, 889 megawatts of hydro, 660 megawatts of nuclear and 525 megawatts of combustion turbine capacity. Gross investment in all plants at March 31, 2014 was $6,0211 million.

At March 31, 2014, NB Power maintained 6,849 kilometers of transmission lines and 20,815 kilometers of distribution lines representing a gross investment of $4041 million and $9141 million, respectively. NB Power also had a gross investment of $5591 million in terminals and substations.

NB Power has extensive interconnection facilities to take advantage of its favourable geographic position between the two very large electric power systems in Quebec and New England and the other two Maritime Provinces. At March 31, 2014 interconnection capacity was as follows:

Interconnection Capacity

Utility System	Megawatts (MW)
	Import	Export

Québec	1,042	770
New England	688	1,112
Nova Scotia	350	405
Prince Edward Island	105	200

Total	2,185	2,487

NB Power exports energy to Northern Maine and New England pursuant to export permits from the National Energy Board expiring in the 2016-2017 period.

Rates

On October 1, 2014 NB Power increased electricity rates in all classes by 2% as per the provisions of the new Electricity Act.

1 Excluding construction in progress.

37

Exhibit "99.1" Current Province of New Brunswick Description

Significant Events

The following significant events impacted NB Power’s 2013-14 financial results:

Integration of NB Power Group of Companies, New Brunswick Electric Finance Corporation and New Brunswick System Operator

On October 1, 2013, New Brunswick Power Corporation (NB Power) became a single, integrated Crown Corporation. By enactment of the New Brunswick Electricity Act, the former NB Power Group of Companies, New Brunswick Electric Finance Corporation (NBEFC), and the New Brunswick System Operator (NBSO) were amalgamated into a new vertically integrated Corporation. New Brunswick Power Generation Corporation remained a wholly owned subsidiary of NB Power, with a name change to New Brunswick Energy Marketing Corporation (NB Energy Marketing).

NB Power’s financial statements have been prepared using continuity of interest accounting as a result of amalgamating entities under common control. As a result, NB Power’s current year and prior year financial statement balances have been consolidated with NB Electric Finance Corporation’s (NBEFC) and New Brunswick System Operator’s (NBSO) financial results. Essentially, debt balances now reflect NBEFC’s debt and sinking funds. Special payments in lieu of taxes, dividends, contributed surplus and capital stock have been eliminated, and finance charges now reflect interest on NBEFC’s debt.

Transition to Shared Risk Pension Plan

In January 2014, the Province of New Brunswick changed the public service superannuation plan (PSSA) to a shared risk plan, Public Service Shared Risk Plan (PSSRP). Previously, NB Power had accounted for the PSSA on its financial statements under defined benefit accounting. This resulted in NB Power reflecting its portion of the pension obligation partially offset by its portion of the pension assets on its balance sheet and pension expense included both the current service cost and amortization of experience gains or losses.

As a result of changing to the PSSRP, NB Power’s attribution of the assets and liabilities is no longer valid and thus the information required to account for the pension plan using defined benefit accounting is no longer available. Since the information is no longer available the PSSRP is accounted for using defined contribution accounting.

The impacts on the 2013-14 financial statements include a write-off of the pension asset of $19 million and expensing the current year employer contributions of $18 million for a total income statement impact of $37 million.

Point Lepreau Generating Station Regulatory Deferral

In 2013, the New Brunswick Energy and Utilities Board (EUB) ruled in NB Power's favour on matters relating to the Point Lepreau Generating Station (PLGS) Deferral Account. In its ruling, the Board accepted NB Power's financing costs and amortization methodology of the account and the recovery of the balance in charges, rates and tolls.

NB Power presented its case to the EUB on matters relating to the appropriate financing and amortizing methodology for the PLGS deferral account balance. This methodology will be used to determine the amount to be recovered and the reflection of this recovery on NB Power’s rates. NB Power is confident that the current 10-year forecast of modest two per cent increases it has set out is adequate to recover the costs of refurbishment.

Material Damage and Delay in Start-up Legal Action

In August 2011, Lloyds Underwriting denied insurance claims by NB Power and Atomic Energy of Canada Limited, stating that the claims did not fall within the coverage afforded each company’s Construction All Risk policy. In February 2012, NB Power and Atomic Energy of Canada Limited each commenced separate legal actions against Lloyds Underwriting, claiming coverage under each company’s policy related to damage incurred and delays associated with the calandria tube activities. NB Power has claimed approximately $65 million under the material damage section of the policy and $255 million under the delay in start-up section. Both parties have completed their documentary discovery requirements and oral discovery has been set for April 2015.

38

Exhibit "99.1" Current Province of New Brunswick Description

General Rate Application

On November 21, 2014, NB Power filed a General Rate Application with the EUB requesting a 2% rate increase to be applied to all customer classes effective July 1, 2015.

Overview of Financial Performance

NB Power’s net earnings were $55 million for the year ended March 31, 2014, compared to $65 million in the prior year. The significant factors that contributed to the $10 million year-over-year variance were:

o	change in deferral costs of $151 million due to the return to service of PLGS
o	increased amortization and decommissioning expense of $46 million in 2013-14 mainly due to the commencement of amortization of Lepreau’s refurbished asset

Partially offset by

o	increased gross margin of $169 million mainly due to
•	lower overall generation costs as a result of the return to service of PLGS partially offset by natural gas curtailments and higher volumes
•	higher hydro flows in 2013-14 ( 113 per cent of the long-term average compared to 95 per cent of the long-term average in 2012-13)
•	higher in-province revenue due to colder weather, and two per cent rate increase partially offset by lower industrial transmission load
•	higher out-of-province revenue due to new contracts
•	decreased operations maintenance and administration expense of $12 million in 2013-14 mainly due to lower pension costs, and productivity and process improvement initiative savings; partially offset, by higher labour costs associated with the ice storm, retirement allowance losses, and reduced labour allocated to capital
•	decreased finance charges of $7 million mainly related to gain on nuclear investment funds partially offset by lower interest capitalized due to return to service of PLGS. (see Year-over-Year Results section for more detail)

Net Debt

In 2013-14, NB Power’s net debt decreased by $44 million. The decrease was mainly due to cash flow from operations partially offset by capital spending (see Liquidity and Capital Resources section for more detail).

Operating Results

Revenues

Total revenues were $1,797 million in 2013-2014, a $192 million or 12 per cent increase compared to 2012-2013.

In-province sales of power totaled $1,328 million in 2013-2014, representing a $59 million or five per cent increase from 2012-2013. The main contributors to the year-over-year variance were:

(a)	$56 million increase due to colder weather, a two per cent rate increase on October 1, 2013, increased residential, wholesale and general service load

Partially offset by

(b)	$2 million decrease due to decreased industrial transmission load and large industrial renewable energy purchase program sales (LIREPP)

In 2013-2014, out-of-province sales of power were $391 million, an increase of $137 million or 41 per cent compared to 2012-2013. The main contributors to the year-over-year variance were:

(a)	$88 million increase due to higher volumes mainly due to new contracts to sell energy during the year and return to service of PLGS presented for more market opportunities

(b)	$51 million increase due to higher market prices
39

Exhibit "99.1" Current Province of New Brunswick Description

Miscellaneous revenue was $78 million in 2013-2014, an increase of $4 million compared to 2012-2013. This increase was mainly due to an increase in net transmission revenue and expense, and transmission resale revenue as well as warranty revenue partially offset by a one-time gain on sale of distribution assets to a third party in prior year.

For the fiscal year ended March 31, 2014, energy was supplied as follows:

Composition of Energy Supply

	Total	In Province
		(%)

Hydro	15.4	18.9
Thermal	20.2	22.1
Nuclear	24.4	30.5
Purchases	40.0	28.5

Total	100.0	100.0

Fuel and Purchased Power

The cost of fuel and purchased power was $834 million in 2013-2014, an increase of $27 million or three per cent from 2012-2013. The year-over-year increase in fuel and purchased power costs was mainly attributable to:

(a)	$123 million higher overall volumes required
(b)	$22 million higher due to natural gas curtailment

Partially offset by

(c)	$76 million lower generating costs mainly due to return to service of PLGS partially offset by higher volumes at Belledune
(d)	$40 million higher hydro flows

Operations, Maintenance and Administration

Operations, maintenance and administration costs were $437 million in 2013-2014, a $12 million or three per cent decrease compared to 2012-2013. The significant changes were:

(a) $16 million lower pension expense due to change to shared risk model

(b) $15 million lower hired services and materials due to the productivity and process improvement initiative savings realized, completion of PLGS restart activities, prior year outage at Belledune, reduced Coleson Cove outage partially offset by hired services at PLGS and December 2013 ice storm

Partially offset by

(c)	$9 million higher retirement allowance costs due to curtailment and settlement losses on cessation of benefit to certain employees

(d)	$7 million higher labour due to more labour allocated to capital in current year partially offset by savings from efficiencies

Amortization and Decommissioning

Amortization and decommissioning costs were $230 million in 2013-2014, a $46 million or 25 per cent increase compared to 2012-2013. The significant changes were:

(a)	$36 million increased amortization at PLGS as the Station returned to service in November 2012
40

Exhibit "99.1" Current Province of New Brunswick Description

(b)	$6 million adjustments to the decommissioning asset at Courtenay Bay and Grand Lake Generating Station during 2013-2014

Finance Charges

Finance charges were $136 million in 2013-2014. This represents a $7 million or five per cent decrease from 2012-2013. The significant changes were:

(a)	$7 million lower long-term interest rates, higher income on sinking funds and realized gain on nuclear trust fund partially offset by less interest being capitalized due to return to service of PLGS in November 2012.

Liquidity and Capital Resources

Capital expenditures, net of customer contributions, were $179 million in 2013-2014. This year-over-year increase of $117 million or 40 per cent resulted primarily from the following:

(a)	$129 million decreased spending on the PLGS refurbishment project as completed in November 2012 partially offset by increased spending on Eel River project and Reduce and Shift Demand project

Partially offset by

(b)	$13 million increased regular capital spending

Cash Flow from Operations

Cash flow from operations in 2013-2014 increased by $74 million to $328 million. This increase mainly resulted from higher in-province and out-of-province sales partially offset by higher fuel and purchased power costs.

Free Cash Outflow

Free cash inflow was $44 million in 2012-2013, an increase of $234 million compared to 2012-2013. The primary reasons for the increase were:

(a)	increased cash flow from operations mainly due to increased in-province and out-of-province revenues partially offset by higher fuel and purchased power costs

(b)	decreased capital spending mainly due to the PLGS refurbishment being completed in prior year

(c)	increased deferrals mainly due to PLGS deferral being amortized for the first full year in 2013-14

Partially offset by

(d)	decreased operating activities due to retirement allowance payout in 2013-14 and realized gain on nuclear trust fund disposition in 2013-14
(e)	decreased working capital due to timing of payables and receivables

Total Debt

The NB Power’s debt decreased by $42 million in 2013-2014 and was mainly due to increased cash flow from operations and lower capital spending on the PLGS refurbishment project and the related deferred costs.

Statistical Information

The following tables set forth certain statistical information for the five fiscal years ended March 31, 2014. Note that the 2013-14 and the 2012-13 financial results reflect continuity of interest accounting as a result of amalgamation of the New Brunswick Power Group of Companies, New Brunswick Electric Finance Corporation, and New Brunswick System Operator on October 1, 2013.

41

Exhibit "99.1" Current Province of New Brunswick Description

Selected Output and Sales Data
	2010	2011	2012	2013	2014
System Power Generated and Purchased (In millions of kilowatt hours)
Generated	9,525	7,587	7,407	7,463	11,985
Purchased	6,772	9,546	9,780	10,595	7,989
	16,297	17,133	17,187	18,058	19,974
Less: Station service and losses (transformer and transmission)	1,138	1,143	923	1,054	684
Total Energy Available	15,159	15,990	16,264	17,004	19,290

Electric Sales
In-province	12,545	12,658	12,862	12,885	13,388
Out-of-province	2,326	2,994	3,132	3,725	4,966
Total Electric Sales	14,871	15,652	15,994	16,610	18,354

Revenue from Sale of Power (In millions of dollars)
In-province	1,207	1,246	1,266	1,269	1,328
Out-of-province	229	250	225	254	391
Total revenue from sale of power	1,436	1,496	1,491	1,523	1,719
Miscellaneous revenue and transmission	199	120	155	82	78

Total Revenue	1,635	1,616	1,646	1,605	1,797

Number of Customers (direct and indirect)	383,283	387,935	391,191	394,585	397,502
Average Revenue per kilowatt-hour
In-province	9.62¢	9.84¢	9.84¢	9.85¢	9.92¢
Out-of-province	9.85¢	8.35¢	7.18¢	6.82¢	7.87¢

The following summary financial information was extracted from the audited consolidated financial statements of NB Power Corporation.

Summary Combined Balance Sheet
	As at March 31,

	2013	2014
	(in millions of dollars)
Assets
Current assets	511	681
Fixed assets	4,072	4,072
Long-term asset	2,067	2,089
Other asset	39	21
Total Assets	6,689	6,863

Liabilities and Deficits
Current liabilities	1,346	1,153
Long-term debt	4,370	4,567
Deferred liabilities	696	744
Shareholder equity	277	399
Total Liabilities and Shareholder’s Equity	6,689	6,863
42

Exhibit "99.1" Current Province of New Brunswick Description

Summary of Combined Statement of Earnings
	Year Ended march 31,

	2010	2011	2012	2013	2014
	(in millions of dollars)
Revenues	1,635	1,616	1,646	1,605	1,797
Expenses
Fuel and purchased power	887	874	742	807	834
Transmission	86	90	87	-	-
Operations, maintenance and administration	447	416	409	449	437
Amortization & decommissioning	199	199	217	184	230
Taxes	40	40	40	39	36
Regulatory deferrals	(147)	(216)	(175)	(82)	69
Finance charges	132	114	95	143	136
Impairment of long-term asset	161	-	-	-	-
	1,805	1,517	1,415	1,540	1,742
Earnings (loss) before special payments in lieu of income taxes	(170)	99	231	65	55
Less: Special payments in lieu of income taxes	(53)	32	58	-	-
Net Earnings (Loss) for the Year	(117)	67	173	65	55

Summary Combined Statement of Cash Flow

	Year Ended March 31,

	2010	2011	2012	2013	2014
	(in millions of dollars)
Net Inflow (Outflow) of Cash Related to the Following Activities:
Net income (loss)	(117)	67	173	65	55
Non-cash items	362	226	215	189	273
Net change in non-cash working capital balances	(65)	(36)	53	19	(44)
Nuclear decommissioning and used fuel management funds installments and earnings[2]	(21)	(22)	(22)	(14)	(14)
Other	(237)	(234)	(228)	(155)	(47)

Cash from operating activities	(78)	1	191	104	223
Cash from financing activities	326	188	67	185	(42)
Cash from investing activities	(250)	(183)	(264)	(294)	(179)
Net Cash Inflow (Outflow)	(2)	6	(6)	(5)	2
Cash and short-term investments
Beginning of Year	6	4	10	6	1
End of year	4	10	4	1	3

2 The NB Power established a decommissioning segregated fund and a used nuclear fuel segregated fund to meet the license conditions of the Station as set by the Canadian Nuclear Safety Commission (CNSC). The NB Power has also established a trust fund pursuant to the federal Nuclear Fuel Waste Act (“NFWA”). In accordance with the NFWA, the Nuclear Waste Management Organization (“NWMO”) was formed to prepare and review alternatives and provide recommendations for long-term management of nuclear waste. In June 2007, the Government of Canada announced its decision to accept the long-term disposal plan proposed by the NWMO. The funding requirement, based on the accepted proposal, has not been finalized at this time. Until then, the NFWA requires the NB Power to contribute $4 million annually. The funds contained in the established funds to meet the license conditions of the PLGS described above will also be used to meet these requirements.

43

Exhibit "99.1" Current Province of New Brunswick Description

FUNDED DEBT OUTSTANDING AT MARCH 31, 2014
Date of Maturity	Interest Rate %	Sinking Fund Installment Rate %	Series	Currency Amount	Outstanding Amount CDN	Date Issued	Note
Repayable in United States Dollars:

21 Feb. 2017	5.2	1	GR	500,000.0	584,750.0	Feb. 2007	2, 10
15 June 2018	2.75	1	HD	750,000.0	734,000.0	June 2011	2, 23
15 May 2020	9.75	1	DU	200,000.0	214,715.0	May 1990	2, 11
1 May 2022	8.75	1	EI	200,000.0	208,330.0	May 1992	2, 12
				1,650,000.0	1,741,795.0
Repayable in Swiss Francs
4 Mar. 2016	2.875	1	GY	300,000.0	321,390.7	Mar 2009	2, 14

44

Exhibit "99.1" Current Province of New Brunswick Description

FUNDED CANADIAN DEBT OUTSTANDING AT MARCH 31, 2014

Date of Maturity	Interest Rate %	Sinking Fund Installment Rate %	Series	Outstanding Amount	Date Issued	Note
Repayable in Canadian Dollars:

1 Aug 2014	Floating	1	HE	300,000.0	Aug. 2011	2,24
4 Feb. 2015	4.5	1	GL	550,000.0	Feb. Apr. 2005	2, 6
12 May 2015	8.75	1	FF	200,000.0	May 1995	2
30 Sept 2015-26 Feb 2016	0.00	1	NBIIF	24,826.9	Feb, March 2011	19
3 Dec. 2015	4.3	1	GN	500,000.0	June 05, Jan 06	2, 7
31 Mar. 2016-28 Feb 2017	0	1	NBIIF	41,534.4	Apr 11 – Feb 12	19
21 July 2016	4.7	1	GQ	600,000.0	July 06, Aug 2010	2, 22
22 Feb 2016	Floating	1	HJ	180,000.0	Feb. 2013, June 2013	2,28
27 June 2017	6.75	1	FO	250,000.0	June 1997	2
27 Dec. 2017	6	1	FP	250,000.0	Nov. 1997	2
31 Mar. 2017-29 Mar. 2018	0	1	NBIIF	34,117.3	Apr. 2012-Mar. 2013	19
14 Mar. 2018	4.361	1	GU	120,000.0	Mar. 2008	2
26 Mar. 2018	4.45	1	GV	900,000.0	May 08,Nov 08,Apr 09	2, 16
30 Apr. 2018 – 29 Mar. 2019	0	1	NBIIF	56,949.1	May Dec 2013 Jan Mar 2014	19
26 Sept 2018	2.15	1	HL	100,000.0	June 2013	2
2 Apr. 2019-3 Mar. 2020	5.64-6.82	1	CP	46,892.0	1999-2000	1
3 June 2019	4.40	1	HA	900,000.0	May, June, Sept 09	2, 18
1 Apr. 2020-2 Mar. 2021	6.25-6.76	1	CP	53,014.0	2000-2001	1
2 June 2020	4.50	1	HC	1,365,000.0	2010-2011	2, 21
1 Apr. 2021-1 Mar. 2022	6.26-6.70	1	CP	74,784.4	2001-2002	1
3 Dec 2021	3.35	1	HF	900,000.0	Oct, Nov 11, Feb 12	2, 25
9 May 2021	3.04	1	CP	86,575.0	May 2012	8
1 Apr. 2022-1 Mar. 2023	5.79-6.51	1	CP	73,185.0	2002-2003	1
2 June 2023	2.85	1	HI	1,000,000.0	Nov 12, Jan/Mar 13	2,27
5 Apr. 2023-1 Mar. 2024	5.37-6.06	1	CP	71,205.0	2003-2004	1
31 Mar. 2024	4.67	1	GP	100,000.0	Mar. 2006	2
3 June 2024	3.65	1	HN	400,000.0	Dec 2013	2
10 Apr. 2025-10 May 2025	4.97-5.10	1	CP	19,188.0	2005	1
25 July 20125	3.47	1	HM	200,000.0	June 2013	2
2 Apr. 2024-10 Jan 2025	5.16-5.83	1	CP	67,087.0	2004-2005	1
27 Dec. 2028	5.65	1	FT	500,000.0	July 98, Feb. 99	2, 3
15 Dec. 2029	5.75-6.29	1	FV	50,000.0	Dec. 1999	4
27 Jan. 2034	5.5	1	GJ	550,000.0	Jan., Nov. 2004	2, 5
19 Mar. 2034	5.15	1	GZ	50,000.0	Mar. 2009	2
26 Sept. 2034	5	1	GW	150,000.0	Sept 2008	2
10 July 2035	4.73	1	CP	50,302.0	2005, 2006-2007	8
26 Sep. 2035	4.65	1	GO	650,000.0	Sept 05, Jan 07	2, 9
26 Mar 2037	4.55	1	GS	900,000.0	Mar. June. Sep. 07	2, 13
26 Mar 2037	4.63	1	CP	7,856.0	Apr. 2007	8
12 Nov. 2037-1 Dec 20137	3.94-3.96	1	CP	79,432.0	Mar 2014	8
26 Sept. 2039	4.8	1	GT	1,200,000.0	2007 – 2010	2, 15
2 June 2039- 1 Mar 2040	4.76-5.13	1	CP	64,307.0	2009-2010	8
5 Apr 2040-3 Dec 2040	4.51-4.96	1	CP	40,360.0	2010	8
3 June 2041	4.80	1	HB	1,000,000,0	2010, 2011,2012	2, 20
10 July 2041	4.4	1	CP	58,458.0	July 2011	8
10 July 2042	3.53	1	CP	41,673.0	July 2012	8
3 June 2043	3.55	1	HH	1,200,000	Jun 12,May-Oct 13,Jan14	2, 17
3 June 2055	3.55	1	HG	315,000.0	Jan, Dec. 2012	2, 26
3 June 2065	3.55	1	HK	225,000.0	Mar. 2013	2

Total Canadian Outstanding				16,596,746.1

Total Amount Outstanding				18,659,931.8

45

Exhibit "99.1" Current Province of New Brunswick Description

Notes to Funded Debt Outstanding

(1)	Issued to Canada Pension Plan Investment Fund, not negotiable, transferable or assignable. Twenty year bonds redeemable in whole, or in part prior to maturity on not less than 30 days’ notice.

(2)	Non-callable.

(3)	In February 1999, the Province issued an additional $250 million of its Series FT debentures.

(4)	Puttable at par on 15 December 2007 at the option of the note holder with 10 calendar days’ notice. The interest rate is 5.75% to 15 December 2007. After this date, until maturity, the interest rate is 6.29%.

(5)	In November 2004, the Province issued an additional $250 million of its Series GJ debentures.

(6)	In April 2005, the Province issued an additional $300 million of its Series GL debentures.

(7)	In January 2006, the Province issued an additional $300 million of its Series GN debentures.

(8)	Issued to the Canada Pension Plan Investment Board, non negotiable or transferable. Assignable only to a wholly-owned subsidiary of the CPP Investment Board. Thirty year or less bonds redeemable in whole or in part prior to maturity on not less than six days’ notice.

(9)	In January 2007, the Province issued an additional $400 million of its Series GO debentures.

(10)	Canadian $584,750.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment at maturity of the Province’s debt of Series GR 5.20% $500 million US due 21 February 2017. Interest is payable semi-annually in Canadian dollars at a fixed rate.

(11)	Canadian $48,920.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province’s debt of U.S. $50 million of Series DU due 15 May 2020. Interest is payable semi-annually in Canadian dollars at a fixed rate.

(12)	Canadian $97,800.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province’s debt of U.S. $100 million of Series EI due 1 May 2022. Interest is payable semi-annually in Canadian dollars at a fixed rate.

(13)	The Province issued an additional $300 million in June 2007 and $300 million in September 2007 of its Series GS debentures.

(14)	Canadian $321,390.7 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province’s debt of Suisse Francs $300 million of Series GY 2.875 % due 4 Mar 2016. Interest is payable annually in Canadian dollars at a fixed rate.

(15)	The Province issued an additional $300 million in May 2008, $300 million in April 2009 and $300 million in March 2010, of its Series GT debentures.

(16)	The Province issued an additional $300 million in November 2008 and $300 million in April 2009, of its Series GV debentures.

(17)	The Province issued an additional $300 million in May 2013, $300 million in October 2013 and $300 million January 2014 of its Series HH debentures.

(18)	The Province issued an additional $300 million in June 2009 and $300 million in September 2009 of its Series HA debentures.

(19)	Issued to the New Brunswick Immigrant Investor Fund (2009) Ltd, non-negotiable or transferable.

46

Exhibit "99.1" Current Province of New Brunswick Description
(20)	The Province issued an additional $300 million in April 2010, $300 million in February 2011 and $100 million in February 2012 of its Series HB debentures.

(21)	The Province issued an additional $500 million in May 2010, $300 million in December 2010 and $165 million in February 2011 of its Series HC debentures.

(22)	In August 2010, the Province issued an additional $300 million of its Series GQ debentures.

(23)	Canadian $734,000,000 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment at maturity of the Province’s debt of Series HD 2.75% $750 million US due 15 June 2018. Interest is payable semi-annually in Canadian dollars at a fixed rate.

(24)	Canadian $300,000.0 represents the amount payable under an interest rate swap agreement with a counterparty of its Series HE. Interest is payable monthly in Canadian dollars at a floating rate.

(25)	The Province issued an additional $300 million in November 2011 and $300 million in February 2012 of its Series HF debentures.

(26)	The Province issued an additional $65 million in January 2012 and $150 million in December 2012 of its Series HG debentures.

(27)	The Province issued an additional $300 million in January 2013 and $300 million in March 2013 of its Series HI debentures.

(28)	Interest is payable quarterly in Canadian dollars at a floating rate.

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar to permit the rate to be determined by fundamental market forces without intervention except as required to maintain orderly conditions.

Spot exchange rates for the U.S. dollar and Swiss franc in Canada, expressed in Canadian dollars, are shown in the table below for 2009 through 2013.

Average of Noon Spot Rates	2009	2010	2011	2012	2013
U.S. Dollar	1.1419	1.0299	0.9891	0.9996	1.0299
Swiss Franc	1.0505	0.9896	1.1187	1.0662	1.1117

Source: Bank of Canada

SOURCES OF INFORMATION

Information included herein which is designated as being taken from a publication of the Province or Canada, or any agency or instrumentality of either, is included herein upon the authority of such publication as an official public document.

All financial information of the Province contained herein was obtained from the annual Budget and Main Estimates, any financial reviews pertaining thereto and the Public Accounts, or was prepared by representatives of the Department of Finance in their official capacities. The information set forth under "Province of New Brunswick", and other than as described in the preceding paragraph, was prepared by representatives of the Department of Finance in their official capacities.

47